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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-149161

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per security	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Convertible Senior Subordinated Notes due 2013	$287,500,000	100%	$287,500,000	$11,299.00

Common Stock, $0.01 par value per share(3)	(4)	(4)	(4)	(5)

(1)
Includes notes that may be purchased by the underwriters pursuant to their option to purchase additional notes to cover overallotments.

(2)
This filing fee is calculated in accordance with Rule 457(r) and relates to the Registration Statement on Form S-3 (File No. 333-149161) filed by the Registrant on February 11, 2008.

(3)
Each share of common stock includes a right to purchase series A junior participating preferred stock, which is initially attached to and trades with the shares of the common stock being registered hereby. No separate consideration will be received for these rights.

(4)
An indeterminate number of shares of common stock may be issued from time to time upon conversion of the convertible senior subordinated notes due 2013.

(5)
No additional consideration will be received for the common stock issuable upon conversion of the convertible senior subordinated notes due 2013. No additional registration fee is required pursuant to Rule 457(i) under the Securities Act.

P R O S P E C T U S

$250,000,000

VERTEX PHARMACEUTICALS INCORPORATED

4.75% Convertible Senior Subordinated Notes due 2013

                We are offering $250,000,000 of convertible notes. The notes will bear interest at the rate of 4.75% per year, payable in cash semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2008. The notes will mature on February 15, 2013. The notes will be our unsecured senior subordinated obligations and will rank junior in right of payment to our existing and future senior debt, equal in right of payment with our existing and future senior subordinated debt, and senior in right of payment to our existing and future subordinated debt. In addition, the notes will effectively rank junior in right of payment to all of our existing and future secured debt, to the extent of the value of the assets securing such debt, and to the debt and all other liabilities of our subsidiaries.

                Holders may convert, at any time prior to maturity, any outstanding notes into shares of our common stock. The notes are convertible at a conversion rate of 43.2171 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $23.14 per share, subject to adjustment.

                Upon a fundamental change relating to our company, each holder may require us to purchase all or a portion of such holder's notes at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a holder elects to convert notes in connection with certain fundamental change events, such holder may also be entitled to receive a make-whole premium upon conversion.

                On or after February 15, 2010, we may redeem all or a portion of the notes at the redemption prices specified in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date.

                Our common stock is listed on the Nasdaq Global Select Market under the symbol "VRTX." On February 12, 2008, the last sale price for our common stock as reported on the Nasdaq Global Select Market was $17.14 per share.

                Concurrently with this offering, we are offering 6,000,000 shares of our common stock (or a total of 6,900,000 shares if the underwriters exercise their overallotment option in full) pursuant to a separate registration statement and prospectus. Although this note offering is not contingent upon the common stock offering and the common stock offering is not contingent upon this note offering, we expect to raise approximately $352,840,000 in aggregate gross proceeds from the two offerings. See "Concurrent Common Stock Offering."

                Investing in the notes involves risks. See "Risk Factors" beginning on page 11 of this prospectus.

	Per Note	Total
Public offering price	100%	$250,000,000
Underwriting discount	3%	$7,500,000
Proceeds, before expenses, to Vertex	97%	$242,500,000

                We have granted the underwriters an option to purchase up to an additional $37,500,000 principal amount of the notes to cover overallotments, if any.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The notes will be ready for delivery in book entry form only through the facilities of the Depository Trust Company on or about February 19, 2008.

Merrill Lynch & Co.
Goldman, Sachs & Co.
Morgan Stanley
JPMorgan

The date of this prospectus is February 12, 2008.

              You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. The information contained or incorporated by reference in this prospectus is accurate only as of the date hereof, regardless of the time of delivery or of any sale of the notes. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions "Where You Can Find More Information" and "Incorporation by Reference" in this prospectus.

              We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

              Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to "Vertex," the "Company," "we," "us" and "our" or similar terms are to Vertex Pharmaceuticals Incorporated, a Massachusetts corporation, and its subsidiaries.

              "Vertex" is a registered trademark of Vertex. "Lexiva," "Telzir" and "Agenerase" are registered trademarks of GlaxoSmithKline plc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

SUMMARY

              This summary highlights information contained elsewhere in or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the notes. You should read this entire prospectus carefully, including the "Risk Factors" section contained in this prospectus and our consolidated financial statements and the related notes and the other documents incorporated by reference herein.

Business Overview

              We are in the business of discovering, developing and commercializing small molecule drugs for the treatment of serious diseases. Telaprevir, our lead drug candidate, is an oral hepatitis C protease inhibitor and one of the most advanced of a new class of antiviral treatments in clinical development that target hepatitis C virus, or HCV, infection, a life-threatening disease. We expect to begin a Phase 3 clinical trial of telaprevir in March 2008 to evaluate 24-week telaprevir-based treatment regimens in treatment-naïve patients with genotype 1 HCV.

              We have built a drug discovery capability that integrates biology, pharmacology, biophysics, chemistry, automation and information technologies in a coordinated manner, with the goal of more efficiently identifying promising drug candidates to address significant unmet medical needs. Using this drug discovery capability we have identified, among other drug candidates: VX-770 and VX-809, two novel drug candidates targeting cystic fibrosis, or CF; VX-500 and VX-813, two second-generation HCV protease inhibitors; and VX-509, a novel janus kinase 3, or JAK3, inhibitor that targets immune- mediated inflammatory diseases, or IMID. We have a number of other drug candidates in clinical trials or preclinical studies being developed either by us or in collaboration with other pharmaceutical companies, including drug candidates targeting cancer, IMID, pain and other neurological diseases and disorders. We currently are building our drug development, supply chain management and commercialization organizations to prepare for the potential commercial launch of telaprevir and to support the development of the other drug candidates in our pipeline.

              We are conducting a comprehensive global clinical development program for telaprevir in collaboration with Janssen Pharmaceutica, N.V., or Janssen, a Johnson & Johnson company, and Mitsubishi Tanabe Pharma Corporation. This program is designed to support potential registration of telaprevir by us in North America and our collaborators in international markets for treatment-naïve and treatment-experienced patients across a range of HCV genotypes. In March 2008, we expect to begin a global, 3-arm Phase 3 clinical trial of telaprevir designed to enroll approximately 1,050 treatment-naïve patients with genotype 1 HCV, the most prevalent form of HCV in the United States, European Union and Japan. Patients in the two 24-week telaprevir-based treatment arms will be dosed with telaprevir for 8 or 12 weeks in combination with pegylated interferon, or peg-IFN, and ribavirin, or RBV, and will continue to receive peg-IFN and RBV after the dosing of telaprevir is complete. The third arm is a control arm with peg-IFN and RBV treatment, alone, for 48 weeks. We expect to complete enrollment in this trial in the fourth quarter of 2008. We expect to receive sustained viral response, or SVR, data from all treatment arms in the first half of 2010.

              We have additional clinical trials ongoing or planned that have the potential to fulfill the anticipated registration requirement of at least one additional adequate and well-controlled clinical trial. We expect to begin enrollment in a clinical trial designed to evaluate a 48-week telaprevir-based treatment regimen in the third quarter of 2008. We expect SVR data from all treatment arms of this clinical trial will be available in mid-2010. PROVE 3 is a Phase 2b clinical trial involving approximately 440 patients with genotype 1 HCV who did not achieve SVR with previous peg-IFN-based treatments, or treatment-experienced patients. We completed enrollment in this clinical trial in June 2007. We expect the first interim clinical trial data to be available in the second quarter of 2008 and the SVR data from all PROVE 3 treatment arms by the end of 2008.

              We continue to evaluate interim data from our two Phase 2b clinical trials, PROVE 1 and PROVE 2, which enrolled an aggregate of approximately 580 treatment-naïve patients with genotype 1

HCV. On an intent-to-treat basis, in the 24-week telaprevir-based treatment arms of PROVE 1 and PROVE 2, 61% and 68%, respectively, of patients achieved SVR at 24 weeks post-treatment. In the control arm of PROVE 1, on an intent-to-treat basis, 37% of patients achieved undetectable HCV RNA levels at 12 weeks post-treatment. Post-treatment viral response data for the control arm of PROVE 2 are not yet available. Patients in our clinical trials who achieve SVR have undetectable HCV RNA levels—less than 10 IU/mL as measured by the Roche TaqMan® assay—24 weeks after all treatment has ceased. The interim analyses of safety data from PROVE 1 and PROVE 2 indicated that the most common adverse events, regardless of treatment assignment, were fatigue, rash, headache and nausea. Gastrointestinal disorders, skin adverse events, including rash and pruritus, and anemia were more frequent, and the rash more frequently severe, in the telaprevir arms than in the control arms over the dosing period.

              In addition to telaprevir, we are evaluating a number of other drug candidates, including:

  •
  VX-770, a cystic fibrosis transmembrane regulator, or CFTR, potentiator compound, which we are investigating for the treatment of CF. In the second quarter of 2007, we initiated a Phase 2a clinical trial of VX-770 in patients with CF.

  •
  VX-809, a CFTR corrector compound, which we are investigating for the treatment of CF. We have initiated a Phase 1a clinical trial of VX-809.

  •
  VX-500, a second generation oral HCV protease inhibitor, which we are investigating for the treatment of chronic HCV infection. We have initiated a Phase 1a clinical trial of VX-500. We expect VX-813, an additional investigational HCV protease inhibitor, to enter clinical development in 2008.

  •
  VX-509, a novel JAK3 inhibitor that we are investigating for the treatment of immune-mediated inflammatory diseases. We expect to initiate a Phase 1 clinical trial of VX-509 in mid-2008.

              In 2006, we entered into a collaboration agreement with Janssen under which we have retained exclusive commercial rights to telaprevir in North America and are leading the clinical development program. Janssen will be responsible for the commercialization of telaprevir, including the manufacture of its own commercial supply of telaprevir, for the Janssen territories, which include the territories outside of North America and the Far East. Janssen has agreed to be responsible for 50% of drug development costs under the development program for North America and the Janssen territories and to make contingent milestone payments for the successful development, approval and launch of telaprevir. Mitsubishi Tanable is conducting clinical trials of telaprevir in Japan. Our pipeline also includes Aurora kinase inhibitors, which are being developed by Merck & Co., Inc., and AVN-944 (VX-944), which is being developed by Avalon Pharmaceuticals, Inc. A Vertex-discovered compound for the treatment of HIV infection, fosamprenavir calcium, is being marketed by our collaborator GlaxoSmithKline plc as Lexiva in the United States and Telzir in Europe.

Pipeline

Drug or Drug Candidate	Clinical Indication(s)	Phase	Marketing Rights (Region)
Infectious Diseases
Lexiva/Telzir	HIV infection	Marketed	GlaxoSmithKline (Worldwide)
Telaprevir (VX-950)	Chronic HCV infection	Phase 3	Vertex (North America); Mitsubishi Tanabe (Far East); and Janssen (Rest of World)
VX-500	Chronic HCV infection	Phase 1a	Vertex (Worldwide)
VX-813	Chronic HCV infection	Preclinical	Vertex (Worldwide)
VX-883	Bacterial infection	Preclinical	Vertex (Worldwide)
Cystic Fibrosis
VX-770	Cystic fibrosis	Phase 2a	Vertex (Worldwide)
VX-809	Cystic fibrosis	Phase 1a	Vertex (Worldwide)
Cancer
MK-0457(VX-680)	Cancer	Phase 2	Merck (Worldwide)
AVN-944(VX-944)	Cancer	Phase 2	Avalon (Worldwide)
VX-689	Cancer	Preclinical	Merck (Worldwide)
Immune-Mediated Inflammatory Diseases
VX-702	Rheumatoid arthritis and other inflammatory diseases	Phase 2	Vertex (Worldwide)
VX-509	IMID	Preclinical	Vertex (Worldwide)

Strategy

              Our goal is to become a fully integrated pharmaceutical company with industry-leading capabilities in research, development and commercialization of pharmaceutical products. The key elements of our strategy are:

              Develop and commercialize telaprevir.    We believe that telaprevir has advanced further along the clinical development pathway than any other new and potentially competing oral HCV therapy. In order to maintain the time-to-market advantage we believe that we have in relation to drug candidates being developed by our competitors, we have a comprehensive clinical development program for telaprevir consisting of multiple concurrent clinical trials, and we are investing significant resources in the Phase 3 clinical development and preparation for launch of telaprevir.

              Create a leadership position in the treatment of HCV infection.    We believe that treatment of HCV infection will continue to require combination drug therapies in order to achieve high SVR rates. We intend to seek to create a leading multi-drug franchise in HCV. To complement telaprevir, VX-500 and/or VX-813, we are pursuing business development activities with complementary therapies including polymerase inhibitors and novel interferons.

              Expand the value of our portfolio of drug candidates.    We have elected to diversify our research and development activities across a relatively broad array of investment opportunities. In 2008, we intend to progress VX-770 and VX-809, our drug candidates targeting CF, VX-509, our novel JAK3 inhibitor, which targets immune-mediated inflammatory diseases and other promising drug candidates in our pipeline.

              Capitalize on the advances in our telaprevir clinical program to build our general drug development and commercialization capabilities.    In 2008, we plan to continue our investment in key areas—including clinical development, regulatory affairs, safety, quality control, pharmaceutical development, commercial operations and commercial supply chain management—that will be necessary in order to complete development of telaprevir, to seek marketing approval for telaprevir and to commercialize telaprevir if we are successful in obtaining marketing approval. We expect that these capabilities also will support realization of additional drug candidates that may progress through our pipeline.

              Invest in research and development and retain a greater proportion of rights to proprietary drug candidates.    We intend to continue making significant investments in our research and development programs. We direct our research and development activities toward therapies designed to address serious diseases because these therapies have the potential to deliver the greatest value for patients, physicians and the healthcare system. In recent years, we have funded a greater proportion of our research programs using internal funds rather than collaborator funds. We adopted this strategy with the aim of retaining greater development control of, and commercial rights to, those proprietary drug candidates that may meet our strategic internal investment criteria as in effect from time to time.

              Continue existing and establish new collaborations to develop and commercialize selected drug candidates.    Collaborations provide us with financial support and other valuable resources for our development and research programs. We plan to continue to rely on collaborators to support, develop and commercialize a portion of our drug candidates either worldwide or in markets in which we are not concentrating our resources.

              License and acquire technologies, resources, drugs or drug candidates.    We also seek opportunistically to license and acquire technologies, resources and drugs or drug candidates that have the potential to strengthen our drug discovery platform, pipeline and commercial capabilities.

Telaprevir Clinical Development

Phase 3 Clinical Trial

              In March 2008, we expect to begin a 1,050-patient Phase 3 clinical trial of telaprevir that will evaluate 24-week telaprevir-based treatment regimens compared to current standard treatment in treatment-naïve patients with genotype 1 HCV. The trial will be randomized equally across three treatment arms with approximately 350 patients per arm. The clinical trial will be conducted at approximately 100 centers primarily located in the United States and the European Union. The three planned treatment arms are:

  •
  a 24-week telaprevir-based treatment arm, with telaprevir dosed for 12 weeks in combination with peg-IFN and RBV, followed by treatment with peg-IFN and RBV alone for 12 weeks;

  •
  a 24-week telaprevir-based treatment arm, with telaprevir dosed for 8 weeks in combination with peg-IFN and RBV, followed by treatment with peg-IFN and RBV alone for 16 weeks; and

  •
  a control arm with peg-IFN and RBV treatment, alone, for 48 weeks.

              Patients in both telaprevir-based treatment arms who achieve extended rapid viral response, or eRVR, will receive 24 weeks of treatment. Our criteria for eRVR require that the patient have undetectable HCV RNA levels—less than 10 IU/mL—at 4 weeks and again at 12 weeks after the start of treatment, will receive 24 weeks of treatment. Patients in the telaprevir-based treatment arms who have undetectable HCV RNA levels at 24 weeks after the start of treatment but did not achieve eRVR will continue to receive treatment with peg-IFN and RBV for a total duration of 48 weeks. We expect to begin enrolling patients in the Phase 3 clinical trial in March 2008, and we expect to complete enrollment in this trial in the fourth quarter of 2008. We expect to have SVR data from all treatment arms of this clinical trial in the first half of 2010.

Well-Controlled Clinical Trials

              We anticipate that we will need results from at least one additional adequate and well-controlled clinical trial of telaprevir in order to file a New Drug Application, or NDA, with the United States Food and Drug Administration, or FDA. We believe that the planned multi-arm clinical trial of a 48-week telaprevir-based treatment regimen and the PROVE 3 clinical trial have the potential to fulfill this requirement. We expect that the 48-week telaprevir-based clinical trial will enroll approximately 400 treatment-naïve patients with genotype 1 HCV, beginning in the third quarter of 2008. We expect SVR data from all treatment arms of this clinical trial by mid-2010. The PROVE 3 clinical trial is a 440-patient trial that is being conducted in North America and the European Union in treatment-experienced patients. Patient enrollment in PROVE 3 was completed in June 2007, and SVR data from all PROVE 3 treatment arms are expected by the end of 2008.

PROVE 1 and PROVE 2

              The PROVE 1 and PROVE 2 clinical trials are evaluating SVR rates in approximately 580 treatment-naïve patients infected with genotype 1 HCV, including patients who received telaprevir-based treatment, and also patients in standard treatment control arms. Patients achieve SVR if they have undetectable HCV RNA levels—less than 10 IU/mL—24 weeks after all treatment has ceased.

              On an intent-to-treat basis, in the 24-week telaprevir-based treatment arms of our Phase 2b clinical trials PROVE 1 and PROVE 2, 61% and 68%, respectively, of treatment-naïve patients achieved SVR. In the control arm of PROVE 1, on an intent-to-treat basis, 37% of patients achieved undetectable HCV RNA levels at 12 weeks post-treatment. Post-treatment viral response data for the control arm of PROVE 2 is not yet available. The interim analyses of telaprevir safety from PROVE 1 and PROVE 2, which are discussed below, showed that the most common adverse events, regardless of treatment assignment, were fatigue, rash, headache and nausea. Gastrointestinal disorders, skin adverse events, including rash and pruritus, and anemia were more frequent, and rash more frequently severe, in the telaprevir arms than in the control arms over the dosing period. Collection and analysis of data from the PROVE 1 and PROVE 2 clinical trials is ongoing, and as such all of the interim data, including viral response, SVR, safety, RVR and viral breakthrough data, is subject to change as final data are confirmed.

    Viral Response

              Data in the tables below include patients who completed treatment, as well as those who discontinued treatment prior to completion of dosing but who had undetectable HCV RNA levels at the time of measurement. Patients in our Phase 2b clinical trials achieve SVR if they have undetectable HCV RNA levels 24 weeks after completion of treatment.

    24-Week Telaprevir-Based Treatment Arms

              SVR rates on an intent-to-treat basis for PROVE 1 and PROVE 2 for the 24-week telaprevir-based treatment arms are set forth in the table below.

	Number of Patients	SVR Rate
		(% with HCV RNA <10 IU/mL)
24-week telaprevir-based treatment arm (PROVE 1) telaprevir in combination with peg-IFN and RBV for 12 weeks, followed by peg-IFN and RBV alone for 12 weeks	79	61%
24-week telaprevir-based treatment arm (PROVE 2) telaprevir in combination with peg-IFN and RBV for 12 weeks, followed by peg-IFN and RBV alone for 12 weeks	81	68%

    48-Week Treatment Arms

              SVR data, which require undetectable HCV RNA levels measured 24 weeks after completion of treatment, are not yet available for the 48-week control arms in PROVE 1 and PROVE 2 or the 48-week telaprevir-based treatment arm in PROVE 1. The following table sets forth, on an intent-to-treat basis, the percentage of patients that had undetectable levels of HCV RNA at end of treatment and 12 weeks post-treatment, where available.

	Number of Patients	End of Treatment	12 Weeks Post-Treatment
		(% with HCV RNA <10 IU/mL)
48-week control arm (PROVE 1) 48-weeks of therapy with peg-IFN and RBV	75	45%	37%
48-week control arm (PROVE 2) 48-weeks of therapy with peg-IFN and RBV	82	55%	Not Available
48-week telaprevir-based treatment arm (PROVE 1) telaprevir in combination with peg-IFN and RBV for 12 weeks, followed by peg-IFN and RBV alone for 36 weeks	79	65%	66%

              Typically, following the completion of 48 weeks of treatment with peg-IFN and RBV alone, a portion of patients with undetectable HCV RNA at end of treatment relapse during the following 24 weeks.

    Safety

              The types of adverse events that have been commonly observed with peg-IFN and RBV treatment were seen across all treatment arms of PROVE 1 and PROVE 2. The most common adverse events, regardless of treatment assignment, were fatigue, rash, headache and nausea. Gastrointestinal disorders, skin adverse events, including rash and pruritus, and anemia were more frequent, and rash more frequently severe, in the telaprevir arms than in the control arm over the dosing period.

              In PROVE 1, the overall discontinuation rate through 12 weeks was 18% across all telaprevir treatment arms and 3% in the control arm. This includes discontinuations due to adverse events, withdrawal of consent and patients lost to follow-up. The incidence of treatment discontinuations through week 12 due to adverse events was 13% and 2% in the telaprevir and control arms, respectively. The most common reason for discontinuation was rash, with 7% of the patients discontinuing for this reason in the telaprevir arms during the first 12 weeks of treatment. After week 12, discontinuations due to adverse events were 8% in each of the telaprevir and control arms. Over the full course of the treatment period for all arms of the trial, the incidence of severe adverse events was 27% in the telaprevir arms and 24% in the control arm.

              In PROVE 2, the overall discontinuation rate through 12 weeks of treatment was 14% across all telaprevir treatment arms and 6% in the control arm. This includes discontinuations due to adverse events, withdrawal of consent and patients lost to follow-up. The incidence of treatment discontinuations through week 12 due to adverse events was 10% and 3% in the telaprevir and control arms, respectively. As with PROVE 1, the most common reason for discontinuation was rash, with 7% of the patients in the telaprevir arms discontinuing due to rash, compared to less than 1% in the control arm during the first 12 weeks of treatment. Through to week 12, the incidence of severe adverse events was 17% in the telaprevir arms and 10% in the control arm.

              The collection of adverse event and discontinuation data is ongoing in the PROVE clinical program.

    Rapid Viral Response

              A rapid viral response, or RVR, is one in which a patient has undetectable levels of HCV RNA—less than 10 IU/mL—at 4 weeks after commencement of treatment. Other third-party clinical trials suggest that patients undergoing standard-of-care treatment with peg-IFN and RBV therapy for 48 weeks who achieve RVR are substantially more likely to achieve SVR than patients on the same treatment who do not achieve RVR. In PROVE 1 and PROVE 2 combined, on an intent-to-treat basis, 77% of patients receiving telaprevir in combination with peg-IFN and RBV achieved RVR—79% in PROVE 1 and 75% in PROVE 2. In the control arms of PROVE 1 and PROVE 2, 12% of patients achieved RVR—11% in PROVE 1 and 13% in PROVE 2. The result of statistical testing is often defined in terms of a "p-value," with a level of 0.05 or less considered to be a statistically significant difference, which means the result is unlikely due to chance. The difference between the RVR rates in the telaprevir arms and the control arms was statistically significant, with a p-value of less than 0.001 in both the PROVE 1 and the PROVE 2 trials.

              For those patients in the 24-week telaprevir treatment arms in PROVE 1 and PROVE 2 who achieved RVR, completed 24 weeks of telaprevir-based therapy and for whom data was available for analysis, 91% achieved SVR. We believe these data demonstrate a correlation between RVR and SVR in a 24-week telaprevir-based treatment regimen.

    Viral Breakthrough

              In PROVE 1 and PROVE 2, 90% of patients receiving telaprevir in combination with peg-IFN and RBV achieved undetectable HCV RNA on at least one occasion during treatment. The remaining

10% of patients either withdrew from treatment with detectable HCV RNA levels or did not achieve undetectable HCV RNA levels and had HCV RNA levels that increased at least 10-fold from their lowest levels while on treatment.

              We consider a patient who first achieves undetectable viral levels—less than 10 IU/mL—and whose viral levels increase to more than 100 IU/mL during treatment to have experienced viral breakthrough. In addition, patients who do not achieve undetectable HCV RNA levels are considered to have experienced viral breakthrough if the patient's HCV RNA level increases by more than 10-fold from its lowest level during therapy. Viral breakthrough is associated with selection of viral variants resistant to the drug regimen being evaluated. In PROVE 1 and PROVE 2 combined, 5% of patients in the telaprevir-based treatment arms experienced viral breakthrough, as described below, in the first 12 weeks of treatment—7% in PROVE 1 and 2% in PROVE 2. Most viral breakthroughs occurred in the first month of treatment, and generally were associated with low interferon blood levels. Less than 2% of patients in the telaprevir-based treatment arms who achieved undetectable HCV RNA levels experienced viral breakthrough while on treatment.

    Viral Relapse

              A patient who has undetectable HCV RNA at the end of treatment, but whose HCV RNA levels increase and are detectable during the post-treatment follow-up period, is said to have experienced viral relapse. Of the patients who experienced viral relapse in our trials that, most relapsed during the first 12 weeks of follow-up. In PROVE 1 and PROVE 2, the relapse rate for patients who received 24 weeks of telaprevir-based treatment was 9%—2% in PROVE 1 and 14% in PROVE 2. However, the criteria for stopping all treatment after 24 weeks were different in PROVE 2 than in PROVE 1, and some patients who did not achieve an RVR at 4 weeks of treatment are included in the 24-week telaprevir-based treatment group of PROVE 2. If those patients who did not achieve RVR at 4 weeks of treatment are excluded from the calculation of the PROVE 2 viral relapse rate, the resulting relapse rate for patients who stopped all treatment after 24 weeks in that trial is 7%. The rate of viral relapse, measured at 12 weeks after completion of treatment, in the PROVE 1 48-week telaprevir-based treatment arm was 6%. The relapse rate in the PROVE 1 standard-of-care control arm, measured at 12 weeks after completion of treatment, was 23%.

Additional Clinical Trials for Telaprevir

              In addition to the telaprevir clinical trials that we are conducting, Tibotec is conducting:

  •
  a Phase 2 clinical trial in Europe to evaluate twice-daily, or BID, dosing of telaprevir in combination with peg-IFN and RBV;

  •
  a Phase 2 viral kinetics clinical trial in Europe to evaluate telaprevir in patients infected with genotype 2 and genotype 3 HCV; and

  •
  a Phase 2 viral kinetics clinical trial in Europe to evaluate telaprevir in patients infected with genotype 4 HCV.

              Mitsubishi Tanabe is also conducting a Phase 1 clinical trial in Japan to assess the safety and pharmacokinetics of telaprevir administered as a monotherapy in patients with genotype 1 HCV.

Corporate Information

              We were incorporated in Massachusetts in 1989. Our principal executive offices are located at 130 Waverly Street, Cambridge, Massachusetts 02139, and we have research sites located in San Diego, California, Iowa City, Iowa and Milton Park, U.K. Our telephone number is (617) 444-6100, and our internet address is www.vrtx.com. The information found on our website and on websites linked from it are not incorporated into or a part of this prospectus.

The Offering

              The following is a brief summary of the terms of this offering. For a complete description of the terms of the notes, see "Description of the Notes" in this prospectus.

Issuer	Vertex Pharmaceuticals Incorporated
Notes to be offered	$250.0 million aggregate principal amount, or $287.5 million if the underwriters exercise their option to purchase additional notes in full, of convertible senior subordinated notes due 2013.
Maturity date	February 15, 2013.
Interest and payment dates	4.75% per year on the outstanding principal amount, payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2008.
Conversion rights	The notes are convertible, at the option of the holder, at any time on or prior to the close of business on the second business day immediately preceding the stated maturity date, into shares of our common stock at a conversion rate of 43.2171 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $23.14 per share. The conversion rate is subject to adjustment in certain circumstances.
Redemption at our option	On or after February 15, 2010, we may redeem the notes, in whole or in part, at our option at any time or from time to time at the redemption prices set forth herein, plus accrued and unpaid interest thereon (if any) to, but excluding, the redemption date.
Make-whole premium upon a fundamental change	If a fundamental change (as described in this prospectus) described under clauses (1) or (2) of the definition of a change in control described below under "Description of the Notes—Repurchase at Option of Holders Upon a Fundamental Change," we will pay a make-whole premium on notes converted in connection with a fundamental change by increasing the conversion rate on such notes.
The amount of the make-whole premium, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various common stock prices and fundamental change effective dates is set forth under "Description of the Notes—Make-Whole Premium Upon a Fundamental Change."
Repurchase of notes by us at the option of the holders upon a fundamental change	If we undergo a fundamental change, except in certain circumstances, each holder will have the option to require us to repurchase all or any portion of such holder's notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Ranking	The notes will be unsecured and rank subordinated to future senior debt, equally with any future senior subordinated debt, and senior to any future subordinated debt. Because the notes will be subordinated to any future senior debt, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior debt, holders of the notes will not receive any payment until holders of the senior debt have been paid in full. The indenture under which the notes will be issued will not prevent us or our subsidiaries from incurring additional senior debt or other obligations.
Use of Proceeds	We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent common stock offering, for general corporate purposes, which we expect to include investment in the development and commercialization of telaprevir and the development of our other drug candidates, research expenditures, manufacture and supply of drug substances, repayment of a development loan from a collaborator, and which may include capital expenditures, investments and potentially acquisitions. See "Use of Proceeds."
Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.
Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will be new securities for which there is currently no public market.
Nasdaq symbol for common stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol "VRTX."
Risk Factors	See "Risk Factors" and other information included in this prospectus and the documents incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our notes.
Concurrent common stock offering	Concurrently with this offering, we are offering 6,000,000 shares of our common stock (or a total of 6,900,000 shares if the underwriters exercise their overallotment option in full) pursuant to a separate registration statement and prospectus. This note offering is not contingent upon the common stock offering and the common stock offering is not contingent upon this note offering.

Summary Consolidated Financial Data

              The following unaudited summary consolidated financial data for each of the three years in the period ended December 31, 2007 are derived from our audited consolidated financial statements. These data should be read in conjunction with our audited consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on February 11, 2008.

	Year Ended December 31,
	2007	2006	2005
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
Royalties	$47,973	$41,208	$32,829
Collaborative and other research and development revenues	151,039	175,148	128,061

Total revenues	199,012	216,356	160,890

Costs and expenses:
Royalty payments	13,904	12,170	10,098
Research and development expenses	513,054	371,713	248,540
Sales, general and administrative expenses	84,727	57,860	43,990
Restructuring expense	7,119	3,651	8,134

Total costs and expenses	618,804	445,394	310,762

Loss from operations	(419,792)	(229,038)	(149,872)
Other income/(expense)	28,513	21,101	(53,545)

Cumulative effect of a change in accounting principle—SFAS 123(R)	—	1,046	—

Net loss	$(391,279)	$(206,891)	$(203,417)

Basic and diluted net loss per common share	$(3.03)	$(1.83)	$(2.28)

Basic and diluted weighted average number of common shares outstanding	128,986	113,221	89,241

	December 31, 2007
	Actual	As Adjusted(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$467,796	$786,761
Other current assets	35,980	37,655
Restricted cash	30,258	30,258
Property and equipment, net	66,509	66,509
Other non-current assets	934	7,634

Total assets	$601,477	$928,817

Deferred revenues	$126,745	$126,745
Accrued restructuring expense	35,292	35,292
Other liabilities	148,148	148,148
Convertible Subordinated Notes (due 2013)	—	250,000
Collaborator development loan (due 2008)	19,997	—
Stockholders' equity	271,295	368,632

Total liabilities and stockholders' equity	$601,477	$928,817

    (1)
    Reflects the sale of $250.0 million in aggregate principal amount of notes offered hereby, after deducting the underwriting discount and estimated offering expenses, the concurrent sale of 6,000,000 shares of common stock at a public offering price of $17.14 per share, after deducting the underwriting discount and estimated offering expenses and the use of a portion of the net proceeds to repay a $20.0 million collaborator development loan.

RISK FACTORS

              Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in and incorporated by reference into this prospectus before purchasing the notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of such risks or the risks described below occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of the notes could decline, and you may lose some or all of your investment.

Risks Related to Our Business

WE EXPECT TO INCUR FUTURE LOSSES, AND WE MAY NEVER BECOME PROFITABLE.

              We have incurred significant operating losses each year since our inception, including net losses of $391.3 million, $206.9 million and $203.4 million during 2007, 2006 and 2005, respectively, and expect to incur a significant operating loss in 2008. We believe that operating losses will continue beyond 2008, because we are planning to make significant investments in research and development and in building commercial supply of telaprevir to prepare for the potential launch of telaprevir, and because we will incur significant selling, general and administrative expenses in the course of researching, developing and commercializing our drug candidates, particularly telaprevir. We are investing significant research and development resources across a relatively broad array of therapeutic areas, due in part to the high risks associated with the biotechnology and pharmaceutical business and the relatively high potential for failure of any specific effort. This diversification strategy requires more significant financial resources than would be required if we pursued a more limited approach or focused exclusively on telaprevir. In particular, in 2008 we expect to invest significant resources in order to advance the development of VX-770, VX-809, VX-500, VX-813 and VX-509, and to start clinical trials of one or more additional compounds that are currently emerging from our research activities. Our net losses have had and will continue to have an adverse effect on, among other things, our stockholders' equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

WE DEPEND HEAVILY ON THE SUCCESS OF OUR LEAD DRUG CANDIDATE, TELAPREVIR, WHICH IS STILL UNDER DEVELOPMENT. IF WE ARE UNABLE TO COMMERCIALIZE TELAPREVIR, OR EXPERIENCE DELAYS IN DOING SO, WE COULD BE REQUIRED TO SEEK ADDITIONAL FINANCING AND OUR BUSINESS WILL BE MATERIALLY HARMED.

              We are investing a significant portion of our time, personnel and financial resources in the development of telaprevir, and we expect to commence a Phase 3 clinical trial of telaprevir in March 2008. The clinical development and commercial success of telaprevir will depend on several factors, including the following:

  •
  successful completion and favorable outcomes of clinical trials;

  •
  ongoing discussions with the FDA and comparable foreign authorities regarding the scope and design of our clinical trials, the quality of our manufacturing process for telaprevir and our clinical trial results;

  •
  receipt and timing of marketing approvals for telaprevir from the FDA and similar foreign regulatory authorities;

  •
  receipt and timing of marketing approvals from the FDA and similar foreign regulatory authorities for products being developed for the treatment of HCV by our competitors;

  •
  our ability to conduct clinical trials with respect to telaprevir in a timely manner to support a potential application for marketing approval;

  •
  establishing and maintaining commercial manufacturing arrangements for telaprevir with third-party manufacturers that are subject to extensive regulation by the FDA;

  •
  launching commercial sales of telaprevir by us and our collaborators;

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  the efficacy and other characteristics of telaprevir relative to existing and future treatments for HCV; and

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  our ability to increase awareness of the benefits of early treatment for HCV if telaprevir is approved;

  •
  acceptance of telaprevir, if approved, in the medical community and with third-party payors.

              If the data from our ongoing clinical trials or non-clinical studies regarding the safety or efficacy of telaprevir are not favorable, we may be forced to delay or terminate the clinical development of telaprevir, which would materially harm our business. Further, even if we gain marketing approvals from the FDA and comparable foreign regulatory authorities in a timely manner, we cannot be sure that telaprevir will be commercially successful in the pharmaceutical market. Even if we obtain marketing approval and successfully commercialized telaprevir, we are investing significant amounts of cash in the development and commercialization process, and any significant delay in realizing a return on the investment would require us to engage in additional financing activities to recoup that investment, which may not be available on satisfactory terms, if at all. If the results of clinical trials of telaprevir, the anticipated or actual timing of marketing approvals for telaprevir, or the market acceptance of telaprevir, if approved, do not meet the expectations of investors or public market analysts, the market price of our common stock would likely decline.

WE NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

              We expect to incur substantial research and development and related supporting expenses as we design and develop existing and future compounds, undertake clinical trials of drug candidates resulting from such compounds, and build our drug supply, regulatory, development and commercial capabilities. We also expect to incur substantial administrative and commercialization expenses in the future. In particular, we expect the continuing development and commercialization of telaprevir to require additional capital beyond our current resources including the net proceeds of this offering and the concurrent common stock offering. We are making significant capital investments in building our drug product supply chain and creating pre-launch inventory and may need to make additional significant capital investments for one or more of our other drug candidates. We anticipate that we will finance these substantial cash needs with:

  •
  public offerings or private placements of our debt or equity securities or other methods of financing;

  •
  cash received from our existing collaborative agreements;

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  cash received from new collaborative agreements or from the sale of existing assets, such as royalty streams from drugs and drug candidates being developed and commercialized by third parties;

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  existing cash reserves, together with interest earned on those reserves; or

  •
  future product sales to the extent that we market drugs directly.

              While we believe that our current cash, cash equivalents and marketable securities, together with amounts we expect to receive from our collaborators under existing contractual agreements, would be sufficient to fund our operations beyond 2008, we will need to raise additional capital after this offering and the concurrent common stock offering through public offerings or private placements of our debt or equity securities, agreements with third-parties with respect to certain of our assets or through other methods of financing. Any such capital transactions may or may not be similar to transactions in which we have engaged in the past. Any equity financings could result in dilution to our then-existing security holders. Any debt financing may be on terms that, among other things, restrict our ability to pay interest and dividends—although we do not intend to pay dividends for the foreseeable future. If adequate funds are not available on acceptable terms, or at all, we may be required to curtail significantly or discontinue one or more of our research, drug discovery or development programs, including clinical trials, incur significant cash exit costs, or attempt to obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, drugs or drug candidates. Additional financing may not be available on acceptable terms, if at all.

MANY OF OUR DRUG CANDIDATES ARE STILL IN THE EARLY STAGES OF DEVELOPMENT, AND ALL OF OUR DRUG CANDIDATES REMAIN SUBJECT TO CLINICAL TESTING AND REGULATORY APPROVAL. IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND TEST OUR DRUG CANDIDATES, WE WILL NOT BE SUCCESSFUL.

              The success of our business depends primarily upon our ability, and our collaborators' ability, to develop and commercialize our drug candidates, including telaprevir, successfully. Due to the development efforts of our competitors, in order to develop a successful franchise in a therapeutic area it is often necessary to develop follow-on compounds and/or develop new combination therapies. Our drug candidates are in various stages of development and must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA or other regulatory authorities for sale. To satisfy these standards, we and/or our collaborators must allocate our resources among our various development programs and must engage in expensive and lengthy testing of our drug candidates. These discovery and development efforts for a new pharmaceutical product, including follow-on compounds, are lengthly and resource-intensive, and may take 10 to 15 years or more. Despite our efforts, our drug candidates may not:

  •
  offer therapeutic or other improvement over existing competitive drugs;

  •
  be proven safe and effective in clinical trials;

  •
  meet applicable regulatory standards;

  •
  be capable of being produced in commercial quantities at acceptable costs; or

  •
  if approved for commercial sale, be successfully commercialized.

              Positive results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and promising results from earlier clinical trials of a drug candidate may not be replicated in later clinical trials. Findings, including toxicology findings, in nonclinical studies conducted concurrently with clinical trials could result in abrupt changes in our development activities, including the possible cessation of development activities associated with a drug candidate. Furthermore, results from our clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval of a drug candidate.

              We and many other companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials and ongoing clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage trials, and may not be predictive of the likelihood of approval of a drug candidate for commercial sale. In addition, from time to time, we report interim data from our clinical trials, including the PROVE 1 and PROVE 2 clinical trials of telaprevir. Interim data is subject to change as final data are confirmed, and there can be no assurances that interim data will be confirmed upon the analysis of final data.

IF WE ARE UNABLE TO OBTAIN UNITED STATES AND/OR FOREIGN REGULATORY APPROVAL, WE WILL BE UNABLE TO COMMERCIALIZE OUR DRUG CANDIDATES.

              Our drug candidates are subject to extensive governmental regulations relating to their development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required in the United States and in most other countries prior to the commercial sale of our drug candidates. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the drug candidates we are developing independently, or in collaboration with others, will be approved for marketing.

              We have limited experience in conducting and managing the late-stage clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to complete clinical trials and to satisfy the FDA and other countries' regulatory review processes is uncertain and typically takes many years. Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.

              Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to successfully commercialize any drug candidate. Furthermore, any regulatory approval to market a drug may be subject to unexpected limitations on the indicated uses for which we may market the drug. These limitations may limit the size of the market for the drug.

              We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of foreign requirements. Approval by the FDA does not ensure approval by regulatory authorities outside the United States. Foreign jurisdictions may have different approval procedures than those required by the FDA and may impose additional testing requirements for our drug candidates.

IF CLINICAL TRIALS FOR OUR DRUG CANDIDATES ARE PROLONGED OR DELAYED, WE MAY BE UNABLE TO COMMERCIALIZE OUR DRUG CANDIDATES ON A TIMELY BASIS, WHICH WOULD REQUIRE US TO INCUR ADDITIONAL COSTS, WOULD DELAY OUR RECEIPT OF ANY PRODUCT REVENUE AND COULD HARM OUR COMPETITIVE POSITION.

              We cannot predict whether or not we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from our completed or ongoing clinical trials. Any of the following could delay the clinical development of our drug candidates:

  •
  ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials and the number of clinical trials we must conduct;

  •
  delays in receiving or the inability to obtain required approvals from IRBs at one or more of the institutions at which a clinical trial is conducted or other reviewing entities at clinical sites selected for participation in our clinical trials;

  •
  delays in enrolling volunteers or patients into clinical trials;

  •
  a lower than anticipated retention rate of volunteers or patients in clinical trials;

  •
  the need to repeat clinical trials as a result of inconclusive results or unforeseen complications in testing;

  •
  inadequate supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials;

  •
  unfavorable FDA inspection and review of a manufacturing facility for a drug candidate or its relevant manufacturing records or a clinical trial site or records of any clinical or preclinical investigation;

  •
  serious and unexpected drug-related side effects experienced by participants in our clinical trials; or

  •
  the placement by the FDA of a clinical hold on a trial.

              Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis will be subject to a number of factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the number of other clinical trials competing for patients in the same indication and the eligibility criteria for the clinical trial. In addition, subjects may drop out of our clinical trials or may be lost to follow-up medical evaluation after treatment ends, and this could possibly impair the validity or statistical significance of the trials. Delays in patient enrollment or unforeseen drop-out rates may result in increased costs and longer development times. While all or a portion of these additional costs may be covered by payments under our collaborative agreements, we bear all of the costs for our development candidates for which we have no financial support from a collaborator.

              We, our collaborators, the FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such clinical trials are being exposed to unacceptable health risks or for other reasons. In November 2007, Merck suspended enrollment in clinical trials of MK-0457 (VX-680), pending a full analysis of all efficacy and safety data of MK-0457 (VX-680). Any such suspension could materially adversely impact the development of a particular drug candidate and our business.

              In addition, it is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. If we experience any such problems, we may not have the financial resources to continue development of the drug candidate that is affected or the development of any of our other drug candidates.

IF OUR COMPETITORS BRING SUPERIOR DRUGS TO MARKET OR BRING THEIR DRUGS TO MARKET BEFORE WE DO, WE MAY BE UNABLE TO FIND A MARKET FOR OUR DRUG CANDIDATES.

              Our drug candidates in development may not be able to compete effectively with drugs that are currently on the market or new drugs that may be developed by others. No assurance can be given that telaprevir will be approved for marketing prior to competing therapies, or at all. There are many other companies developing drugs for the same indications that we are pursuing in development in particular for the treatment of HCV infection. In order to compete successfully in these areas, we must demonstrate improved safety, efficacy and ease of manufacturing and gain market acceptance over competing drugs that may receive regulatory approval before or after our drug candidates, and over those that currently are marketed. Many of our competitors, including major pharmaceutical companies such as GlaxoSmithKline, Wyeth, Pfizer, Roche, Amgen, Novartis, Johnson & Johnson and Schering-Plough possess substantially greater financial, technical and human resources than we possess. In addition, many of our competitors have significantly greater experience than we have in conducting preclinical and nonclinical testing and human clinical trials of drug candidates, scaling up manufacturing operations and obtaining regulatory approvals of drugs and manufacturing facilities. Accordingly, our competitors may succeed in obtaining regulatory approval for drugs more rapidly than we do. If we obtain regulatory approval and launch commercial sales of our drug candidates, we also will compete with respect to manufacturing efficiency and sales and marketing capabilities, areas in which we currently have limited experience.

              We believe that the first company that is able to successfully develop and obtain marketing approval for a new treatment for chronic HCV infection with significant advantages over the current standard of care may have a significant competitive advantage over later-approved therapies for HCV infection. We are aware of a number of companies that are developing new treatments for HCV infection including protease inhibitor compounds like telaprevir, polymerase inhibitor compounds and advanced interferons. Even if we are able to obtain marketing approval for telaprevir, it is possible that one or more of these therapies could be approved prior to or shortly after we obtain such approval for telaprevir, which we believe could negatively impact telaprevir sales.

IF OUR PROCESSES AND SYSTEMS ARE NOT COMPLIANT WITH REGULATORY REQUIREMENTS, WE COULD BE SUBJECT TO DELAYS IN FILING NDAs OR RESTRICTIONS ON MARKETING OF DRUGS AFTER THEY HAVE BEEN APPROVED.

              We currently are developing drug candidates for regulatory approval for the first time since our inception, and are in the process of implementing regulated processes and systems required to obtain and maintain regulatory approval for our drug candidates. Certain of these processes and systems for conducting clinical trials and manufacturing material must be compliant with regulatory requirements before we can apply for regulatory approval for our drug candidates. These processes and systems will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. If we are unable to achieve compliance in a timely fashion, or if compliance issues are identified at any point in the development and approval process, we may experience delays in filing for regulatory approval for our drug candidates, or delays in obtaining regulatory approval after filing. In addition, any later discovery of previously unknown problems or safety issues with approved drugs or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such drugs or manufacturing processes, withdrawal of drugs from the market, the imposition of civil or criminal penalties or a refusal by the FDA and/or other regulatory bodies to approve pending applications for marketing approval of new drugs or supplements to approved applications, any of which could have a material adverse effect on our business. In addition, we are a party to agreements that transfer responsibility for complying with specified regulatory requirements, such as filing and maintenance of marketing authorizations and safety reporting or compliance with manufacturing requirements, to our collaborators and third-party manufacturers. If our collaborators or third-party manufacturers do not fulfill these regulatory obligations, any drugs for which we or they obtain approval may be withdrawn from the market, which would have a material adverse effect on our business.

IF WE OBTAIN REGULATORY APPROVALS, OUR DRUG CANDIDATES WILL BE SUBJECT TO ONGOING REGULATORY REVIEW. IF WE FAIL TO COMPLY WITH CONTINUING UNITED STATES AND APPLICABLE FOREIGN REGULATIONS, WE COULD LOSE THOSE APPROVALS, AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.

              If we receive regulatory approval of any drug candidates that we are developing, we will be subject to continuing regulatory review, including the review of clinical results that are reported after our drug candidates become commercially available, approved drugs. Since drugs are more widely used by patients once approval has been obtained, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials. In addition, the manufacturers and the manufacturing facilities we engage to make any of our drug candidates will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the drug, manufacturers or manufacturing facilities may result in restrictions on the drug, manufacturers or facilities, including withdrawal of the drug from the market or our inability to use the facilities to make our drug. If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

OUR DRUG DEVELOPMENT EFFORTS ARE DATA-DRIVEN AND THEREFORE POTENTIALLY SUBJECT TO ABRUPT CHANGES IN EXPECTED OUTCOMES.

              Small molecule drug discovery and development involve, initially, the identification of chemical compounds that may have promise as treatments for specific diseases. Once identified as drug candidates, compounds are subjected to years of testing in a laboratory setting, in animals and in humans. Our ultimate objective is to determine whether the drug candidates have physical characteristics, both intrinsically and in animal and human systems, and a toxicological profile, that are compatible with clinical and commercial success in treatment of the disease being targeted. Throughout this process, experiments are conducted and data are gathered that could reinforce a decision to move to the next step in the investigation process for a particular drug candidate, could result in uncertainty over the proper course to pursue, or could result in the termination of further drug development efforts with respect to the compound being evaluated. We monitor the results of our discovery research and our nonclinical studies and clinical trials and regularly evaluate and re-evaluate our portfolio investments with the objective of balancing risk and potential return in view of new data and scientific, business and commercial insights. This process can result in relatively abrupt changes in focus and priority as new information comes to light and we gain additional insights into ongoing programs and potential new programs.

WE DEPEND ON OUR COLLABORATORS TO WORK WITH US TO DEVELOP, MANUFACTURE AND COMMERCIALIZE MANY OF OUR DRUG CANDIDATES.

              We have granted development and commercialization rights to telaprevir to Janssen (worldwide other than North America and Far East) and to Mitsubishi Tanabe (Far East). We expect to receive significant financial support under our Janssen collaboration agreement, as well as meaningful technical and manufacturing contributions to the telaprevir program. The success of some of our key in-house programs, such as for telaprevir, is dependent upon the continued financial and other support that our collaborators have agreed to provide.

              For some drug candidates on which we are not currently focusing our development efforts, we have granted worldwide rights to a collaborator, as in our collaborations with Merck and Avalon.

              The success of our collaborations depends on the efforts and activities of our collaborators. Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. Our existing collaborations may not be scientifically or commercially successful, and we may fail in our attempts to establish further collaborations to develop our drug candidates on acceptable terms.

              The risks that we face in connection with these existing and any future collaborations include the following:

  •
  Our collaboration agreements are subject to termination under various circumstances, including, as in the case of our agreements with Janssen and Merck, termination without cause. Any such termination could have an adverse material effect on our financial condition and/or delay the development and commercial sale of our drug candidates, including telaprevir.

  •
  Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their development and commercialization priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of some of our drug candidates to reach their potential could be limited if our collaborators decrease or fail to increase development or commercialization efforts related to those drug candidates.

  •
  Our collaboration agreements may have the effect of limiting the areas of research and development that we may pursue, either alone or in collaboration with third parties.

  •
  Our collaborators may develop and commercialize, either alone or with others, drugs that are similar to or competitive with the drugs or drug candidates that are the subject of the collaboration with us.

IF WE ARE UNABLE TO ATTRACT AND RETAIN COLLABORATORS FOR THE DEVELOPMENT AND COMMERCIALIZATION OF OUR DRUGS AND DRUG CANDIDATES, WE MAY NOT BE ABLE TO FUND OUR DEVELOPMENT AND COMMERCIALIZATION ACTIVITIES.

              Our collaborators have agreed to fund portions of our pharmaceutical development programs and/or to conduct the development and commercialization of specified drug candidates and, if they are approved, drugs. In exchange, we have given them technology, sales and marketing rights relating to those drugs and drug candidates. Some of our corporate collaborators have rights to control the planning and execution of drug development and clinical programs including for our aurora kinase inhibitor drug candidates, including MK-0457 (VX-680) and VX-689, and AVN-944 (VX-944). Our collaborators may exercise their control rights in ways that may negatively affect the timing and success of those programs. Our collaborations are subject to termination rights by the collaborators. If any of our collaborators were to terminate its relationship with us, or fail to meet its contractual obligations, that action could have a material adverse effect on our ability to develop, manufacture and market any drug candidates being developed under the collaboration. We expect to seek additional collaborative arrangements, which may not be available to us on favorable terms, or at all, to develop and commercialize our drug candidates in the future. We plan to seek a collaborator for our oral MAP kinase inhibitor VX-702 for the treatment of rheumatoid arthritis and other inflammatory diseases. No assurance can be given that these efforts will be successful. Even if we are able to establish acceptable collaborative arrangements in the future, these collaborations may not be successful.

OUR INVESTMENT IN THE CLINICAL DEVELOPMENT AND MANUFACTURE OF A COMMERCIAL SUPPLY OF TELAPREVIR MAY NOT RESULT IN ANY BENEFIT TO US IF TELAPREVIR IS NOT APPROVED FOR COMMERCIAL SALE.

              We are investing significant resources in the clinical development of telaprevir. In 2006 and 2007, we increased our investment in telaprevir to support our Phase 2b clinical development program and in 2008 we will be investing in our global registration program, including our Phase 3 clinical trial. Telaprevir is the first drug candidate for which we expect to perform all activities related to late stage development, drug supply, registration and commercialization in a major market. We are planning for and investing significant resources now in preparation for application for marketing approval, commercial supply and sales and marketing. We also expect to incur significant costs in 2008 to manufacture registration batches and invest in telaprevir commercial supply. Our engagement in these resource-intensive activities could make it more difficult for us to maintain our portfolio focus, and puts significant investment at risk if we do not obtain regulatory approval and successfully commercialize telaprevir in North America. There is no assurance that our development of telaprevir will lead successfully to regulatory approval, or that obtaining regulatory approval will lead to commercial success. If telaprevir is not approved for commercial sale or if its development is delayed for any reason, our full investment in telaprevir may be at risk, we may face significant costs to dispose of unusable inventory, and our business and financial condition could be materially adversely affected.

WE DEPEND ON THIRD-PARTY MANUFACTURERS, INCLUDING SOLE SOURCE SUPPLIERS, TO MANUFACTURE CLINICAL TRIAL MATERIALS FOR CLINICAL TRIALS AND EXPECT TO CONTINUE TO RELY ON THEM TO MEET OUR COMMERCIAL SUPPLY NEEDS FOR ANY DRUG CANDIDATE THAT IS APPROVED FOR SALE. WE MAY NOT BE ABLE TO ESTABLISH OR MAINTAIN THESE RELATIONSHIPS AND COULD EXPERIENCE DISRUPTIONS OUTSIDE OF OUR CONTROL.

              We currently are relying on a worldwide network of third-party manufacturers to manufacture and distribute our drug candidates for clinical trials, and we expect that we will continue to do so to meet our commercial supply needs for these drugs, including telaprevir, if they are approved for sale. As a result of our reliance on these third-party manufacturers and suppliers, including sole source suppliers of certain components of our drug candidates and drugs, we may be subject to significant supply disruptions outside of our control.

              We will be responsible for supplying telaprevir for sale in North America if we are successful in obtaining marketing approval. Establishing the commercial supply chain for telaprevir is a multi-step international endeavor involving the purchase of several raw materials, the application of certain manufacturing processes requiring significant lead times, the conversion of active pharmaceutical ingredient to tablet form and the packaging of tablets for distribution. We expect to source raw materials, drug substance and drug product, including finished packaging, from third parties located in China, the European Union, Japan and the United States, and we currently are establishing and expanding those third-party relationships. Establishing and providing quality assurance for this global supply chain requires a significant financial commitment, experienced personnel and the creation or expansion of numerous third-party contractual relationships. While we believe that there are multiple third parties that are capable of providing the materials and services that we need in order to manufacture and distribute telaprevir, if it is approved for sale, some of these services are in high demand and capacity is constrained. Because of the significant lead times involved in the manufacture and supply of telaprevir, we may have less flexibility to adjust our supply in response to changes in demand than if we had shorter lead times. There can be no assurance that we will be able to establish and maintain this commercial supply chain on commercially reasonable terms in order to support a timely launch of telaprevir or at all.

              We plan to identify and enter into commercial relationships with multiple third-party manufacturers in order to reduce the risk of supply chain disruption by limiting our reliance on any one manufacturer. In addition, we are in the process of transferring technical information regarding the manufacture of telaprevir to Janssen so that Janssen will be able to manufacture telaprevir, if approved, for sale in Janssen's territories and as a secondary source for us. There is no assurance, however, that we will be able to establish second sources for each stage of manufacturing of telaprevir, or any other drug or drug candidate, or that any second source will be able to produce sufficient quantities in the required timeframe to avoid a supply chain disruption if there is a problem with one of our suppliers.

              Even if we successfully establish arrangements with third-party manufacturers, supply disruptions may result from a number of factors including shortages in product raw materials, labor or technical difficulties, regulatory inspections or restrictions, shipping or customs delays or any other performance failure by any third-party manufacturer on which we rely.

              Any supply disruptions could impact the timing of our clinical trials and the commercial launch of any approved pharmaceutical drugs. Furthermore, we may be required to modify our production methods to permit us to economically manufacture our drugs for commercial launch and sale. These modifications may require us to reevaluate our resources and the resources of our third-party manufacturers, which could result in abrupt changes in our production methods and supplies. Upon approval of a pharmaceutical drug for sale, if any, we similarly may be at risk of supply chain disruption for our commercial drug supply. In the course of its services, a contract manufacturer may develop process technology related to the manufacture of our drug candidates that the manufacturer owns, either independently or jointly with us. This would increase our reliance on that manufacturer or require us to obtain a license from that manufacturer in order to have our products manufactured by other suppliers utilizing the same process.

WE RELY ON THIRD PARTIES TO CONDUCT OUR CLINICAL TRIALS, AND THOSE THIRD PARTIES MAY NOT PERFORM SATISFACTORILY, INCLUDING FAILING TO MEET ESTABLISHED DEADLINES FOR THE COMPLETION OF SUCH TRIALS.

              We do not have the ability to independently conduct clinical trials for our drug candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial. Accordingly, our efforts to obtain regulatory approvals for and commercialize our drug candidates could be delayed.

IF WE ARE UNABLE TO DEVELOP INDEPENDENT SALES AND MARKETING CAPABILITIES OR ESTABLISH THIRD-PARTY RELATIONSHIPS FOR THE COMMERCIALIZATION OF OUR DRUG CANDIDATES, WE WILL NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR DRUG CANDIDATES EVEN IF WE ARE ABLE TO OBTAIN REGULATORY APPROVAL.

              We currently have limited experience as a company in sales and marketing or with respect to pricing and obtaining adequate third-party reimbursement for drugs. GlaxoSmithKline currently markets Lexiva/Telzir. We will need to either develop marketing capabilities and an independent sales force or enter into arrangements with third parties to sell and market any of our drug candidates if they are approved for sale by regulatory authorities.

              In order to market telaprevir in North America if it is approved, we intend to build a marketing organization and a direct sales force, which will require substantial efforts and significant management and financial resources. During 2008, we intend to commit significant personnel and financial resources to this effort, staging our commitments to the extent possible in consideration of the ongoing telaprevir development timeline. We will need to devote significant effort, in particular, to recruiting individuals with experience in the sales and marketing of pharmaceutical products. Competition for personnel with these skills is intense and may be particularly difficult for us since telaprevir is still an investigational drug candidate and we will be competing with companies that are currently marketing successful drugs. As a result, we may not be able to successfully develop our own marketing capabilities or independent sales force for telaprevir in North America in order to support an effective launch of telaprevir if it is approved for sale.

              We have granted commercialization rights to other pharmaceutical companies with respect to certain of our drug candidates in specific geographic locations, including telaprevir (Janssen worldwide except for North America and the Far East, and Mitsubishi Tanabe in the Far East), Aurora kinase inhibitors (Merck worldwide) and AVN-944 (VX-944) (Avalon worldwide). To the extent that our collaborators have commercial rights to our drugs, any revenues we receive from any approved drugs will depend primarily on the sales and marketing efforts of others. We do not know whether we will be able to enter into additional third-party sales and marketing arrangements with respect to any of our other drug candidates on acceptable terms, if at all, or whether we will be able to leverage the sales and marketing capabilities we intend to build for telaprevir in order to market and sell any other drug candidate if it is approved for sale.

WE DO NOT KNOW WHETHER LEXIVA/TELZIR WILL CONTINUE TO BE COMPETITIVE IN THE MARKET FOR HIV PROTEASE INHIBITORS.

              We currently receive royalties from net sales of Lexiva/Telzir under our collaboration with GlaxoSmithKline. Lexiva/Telzir's share of the worldwide protease inhibitor market may decrease due to competitive forces and market dynamics. Other HIV protease inhibitors including Bristol-Myers Squibbs' Reyataz® and Abbott Laboratories' Kaletra®, and a number of other products are on the market for the treatment of HIV infection and AIDS. Other drugs are still in development by our competitors, including Bristol-Myers Squibb, Boehringer Ingelheim Merck, and Johnson & Johnson, which may have better efficacy, fewer side effects, easier administration and/or lower costs than Lexiva/Telzir. Moreover, the growth in the worldwide market for HIV protease inhibitors has, to a certain extent, occurred as a result of early and aggressive treatment of HIV infection with a protease inhibitor-based regimen. Changes in treatment strategy, in which treatment is initiated later in the course of infection, or in which treatment is more often initiated with a regimen that does not include a protease inhibitor, may result in reduced use of HIV protease inhibitors. As a result, the total market for HIV protease inhibitors may decline, decreasing the sales potential of Lexiva/Telzir. Further, GlaxoSmithKline directs the marketing and sales efforts and the positioning of Lexiva/Telzir in the overall market, and we have little control over the direction or success of those efforts. GlaxoSmithKline has the right to terminate its agreement with us without cause upon twelve months' notice, and would have no obligation to pay further royalties to us upon any such termination.

RISKS ASSOCIATED WITH OUR INTERNATIONAL BUSINESS RELATIONSHIPS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

              We have manufacturing, collaborative and clinical trial relationships, and we and our collaborators are seeking approval for our drug candidates, outside the United States. In addition, we expect that if telaprevir is approved for commercial sale, a significant portion of our commercial supply chain, including sourcing of raw materials and manufacturing, will be located in China, Japan and European Union. Consequently, we are, and will continue to be, subject to risks related to operating in foreign countries. Risks associated with conducting operations in foreign countries include:

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  differing regulatory requirements for drug approvals in foreign countries;

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  unexpected changes in tariffs, trade barriers and regulatory requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign taxes, including withholding of payroll taxes;

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  foreign currency fluctuations, which could result in increased operating expenses or reduced revenues, and other obligations incident to doing business or operating a subsidiary in another country;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geo-political actions, including war and terrorism.

              These and other risks associated with our international operations could materially adversely affect our business.

IF WE ARE UNABLE TO REALIZE THE EXPECTED BENEFITS OF OUR DRUG DISCOVERY CAPABILITIES AND OTHER TECHNOLOGIES, WE MAY NOT BE ABLE TO COMPETE IN THE MARKETPLACE.

              The pharmaceutical research field is characterized by rapid technological progress and intense competition. As a result, we may not realize the expected benefits from our integrated drug discovery capabilities and technologies. For example, a large pharmaceutical company, with significantly more resources than we have, could pursue a systematic approach to the discovery of drugs based on gene families, using proprietary drug targets, compound libraries, novel chemical approaches, structural protein analysis and information technologies. Such a company might identify broadly applicable compound classes faster and more effectively than we do. Further, we believe that interest in the application of structure-based drug design, parallel drug design and related approaches has accelerated as the strategies have become more widely understood. Businesses, academic institutions, governmental agencies and other public and private research organizations are conducting research to develop technologies that may compete with those we use. It is possible that our competitors could acquire or develop technologies that would render our technology obsolete or noncompetitive. For example, a competitor could develop information technologies that accelerate the atomic-level analysis of potential compounds that bind to the active site of a drug target, and predict the absorption, toxicity, and relative ease-of-synthesis of candidate compounds. If we were unable to access the same technologies at an acceptable price, our business could be adversely affected.

IF WE FAIL TO EXPAND OUR HUMAN RESOURCES AND MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY SUFFER.

              We expect that if our clinical drug candidates continue to progress in development, we continue to build our commercial organization and our drug discovery efforts continue to generate drug candidates, we will require significant additional investment in personnel, management systems and resources. For example, the number of our full-time employees increased by 20% in 2007, and we expect to experience significant growth in 2008. Our ability to commercialize our drug candidates, achieve our research and development objectives, and satisfy our commitments under our collaboration agreements depends on our ability to respond effectively to these demands and expand our internal organization to accommodate additional anticipated growth. If we are unable to manage our growth effectively, there could be a material adverse effect on our business.

THE LOSS OF THE SERVICES OF KEY EMPLOYEES OR THE FAILURE TO HIRE QUALIFIED EMPLOYEES WOULD NEGATIVELY IMPACT OUR BUSINESS AND FUTURE GROWTH.

              Because our drug discovery and development activities are highly technical in nature, we require the services of highly qualified and trained scientists who have the skills necessary to conduct these activities. In addition, as we attempt to grow our capabilities with respect to clinical development, regulatory affairs, quality control and sales and marketing, we will need to attract and retain employees with experience in these fields. Our future success will depend in large part on the continued services of our key scientific and management personnel. We have entered into employment agreements with some individuals and provide compensation-related benefits to all of our key employees that vest over time and therefore induce them to remain with us. However, the employment agreements can be terminated by the employee on relatively short notice. The value to employees of stock-related benefits that vest over time—such as options and restricted stock—will be significantly affected by movements in our stock price that we cannot control, and may at any point in time be insufficient to counteract more lucrative offers from other companies.

              We face intense competition for our personnel from our competitors, our collaborators and other companies throughout our industry. Moreover, the growth of local biotechnology companies and the expansion of major pharmaceutical companies into the Boston area have increased competition for the available pool of skilled employees, especially in technical fields, and the high cost of living in the Boston and San Diego areas makes it difficult to attract employees from other parts of the country to these areas. A failure to retain, as well as hire, train and effectively integrate into our organization a sufficient number of qualified scientists, professionals and sales personnel would negatively affect our business and our ability to grow our business.

IF OUR PATENTS DO NOT PROTECT OUR DRUGS, OR OUR DRUGS INFRINGE THIRD-PARTY PATENTS, WE COULD BE SUBJECT TO LITIGATION AND SUBSTANTIAL LIABILITIES.

              We have numerous patent applications pending in the United States, as well as foreign counterparts in other countries. Our success will depend, in significant part, on our ability to obtain and maintain United States and foreign patent protection for our drugs, their uses and our processes, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We do not know whether any patents will issue from any of our patent applications or, even if patents issue or have issued, that the issued claims will provide us with any significant protection against competitive products or otherwise be valuable commercially. Legal standards relating to the validity of patents and the proper scope of their claims in the pharmaceutical field are still evolving, and there is no consistent law or policy regarding the valid breadth of claims in biopharmaceutical patents or the effect of prior art on them. If we are not able to obtain adequate patent protection, our ability to prevent competitors from making, using and selling similar drugs will be limited. Furthermore, our activities may infringe the claims of patents held by third parties. Defense and prosecution of infringement or other intellectual property claims, as well as participation in other inter-party proceedings, can be expensive and time-consuming, regardless of whether or not the outcome is favorable to us. If the outcome of any such litigation or proceeding were adverse, we could be subject to significant liabilities to third parties, could be required to obtain licenses from third parties or could be required to cease sales of affected drugs, any of which outcomes could have a material adverse effect on our business.

IF PHYSICIANS, PATIENTS AND THIRD-PARTY PAYORS DO NOT ACCEPT OUR FUTURE DRUGS, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE, IF ANY.

              Even if our drug candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients and health care payors. Physicians may elect not to recommend our drugs for a variety of reasons including:

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  the timing of the market introduction of competitive drugs;

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  lower demonstrated clinical safety and efficacy compared to other drugs;

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  lack of cost-effectiveness;

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  lack of availability of reimbursement from third-party payors;

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  convenience and ease of administration;

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  prevalence and severity of adverse side effects;

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  other potential advantages of alternative treatment methods; and

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  ineffective marketing and distribution support.

              If our approved drugs fail to achieve market acceptance, we will not be able to generate significant revenue.

IF THE GOVERNMENT AND OTHER THIRD-PARTY PAYORS FAIL TO PROVIDE COVERAGE AND ADEQUATE PAYMENT RATES FOR OUR FUTURE DRUGS, OUR REVENUE AND PROSPECTS FOR PROFITABILITY WILL BE HARMED.

              In both domestic and foreign markets, our sales of any future drugs will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. These third-party payors are increasingly attempting to contain health care costs by demanding price discounts or rebates and limiting both the types and variety of drugs that they will cover and the amounts that they will pay for these drugs. As a result, they may not cover or provide adequate payment for our future drugs. We might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future drugs to such payors' satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future drugs might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

              Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare or Medicaid data used to calculate these rates. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs. In addition, legislation has been introduced in Congress that, if enacted, would permit more widespread importation of drugs from foreign countries into the United States, which may include importation from countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes or relaxation of laws that restrict imports of drugs from other countries, could reduce the net price we receive for our marketed drugs.

OUR BUSINESS HAS A SUBSTANTIAL RISK OF PRODUCT LIABILITY CLAIMS. IF WE ARE UNABLE TO OBTAIN APPROPRIATE LEVELS OF INSURANCE, A PRODUCT LIABILITY CLAIM COULD ADVERSELY AFFECT OUR BUSINESS.

              Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. We currently have clinical trial insurance and will seek to obtain product liability insurance prior to the sales and marketing of any of our drug candidates. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

IF WE DO NOT COMPLY WITH LAWS REGULATING THE PROTECTION OF THE ENVIRONMENT AND HEALTH AND HUMAN SAFETY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

              Our research and development efforts involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Although we maintain workers' compensation insurance to cover us for costs we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Due to the small amount of hazardous materials that we generate, we have determined that the cost to secure insurance coverage for environmental liability and toxic tort claims far exceeds the benefits. Accordingly, we do not maintain any insurance to cover pollution conditions or other extraordinary or unanticipated events relating to our use and disposal of hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS AND ARE SUBJECT TO MASSACHUSETTS CORPORATE LAWS THAT MAY FRUSTRATE ANY ATTEMPT TO REMOVE OR REPLACE OUR CURRENT MANAGEMENT.

              Our corporate charter and by-law provisions, Massachusetts state laws, and stockholder rights plan may discourage certain types of transactions involving an actual or potential change of control of Vertex that might be beneficial to us or our security holders. Our charter provides for staggered terms for the members of the Board of Directors. Our by-laws grant the directors a right to adjourn annual meetings of stockholders, and certain provisions of the by-laws may be amended only with an 80% stockholder vote. Pursuant to our stockholder rights plan, each share of common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of the outstanding common stock. We may issue shares of any class or series of preferred stock in the future without stockholder approval and upon such terms as our Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued in the future. Massachusetts state law prohibits us from engaging in specified business combinations, unless the combination is approved or consummated in a prescribed manner, and prohibits voting by any stockholder who acquires 20% or more of our voting stock without stockholder approval. As a result, stockholders or other parties may find it more difficult to remove or replace our current management.

OUR ESTIMATES OF OUR LIABILITY UNDER OUR KENDALL SQUARE LEASE MAY BE INACCURATE.

              We leased a 290,000 square foot facility in Kendall Square, Cambridge, Massachusetts in January 2003 for a 15-year term. We currently are occupying approximately 120,000 square feet of the facility. We have sublease arrangements in place for the remaining rentable square footage of the facility. In determining our obligations under the lease for the portion of the facility that we are not occupying, we have made certain assumptions relating to the time necessary to sublease the space after the expiration of the initial subleases, projected future sublease rental rates and the anticipated durations of future subleases. Our estimates have changed in the past, and may change in the future, resulting in additional adjustments to the estimate of liability, and the effect of any such adjustments could be material.

GOVERNMENT INVESTIGATIONS OR LITIGATION AGAINST OUR COLLABORATORS COULD ADVERSLY AFFECT OUR BUSINESS.

              The federal government, certain state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies alleging that the reporting of prices for pharmaceutical products has resulted in a false and overstated Average Wholesale Price, or AWP, which in turn is alleged to have improperly inflated the reimbursement paid by Medicare beneficiaries, insurers, state Medicaid programs, medical plans and others to health care providers who prescribed and administered those products. Some payors are also alleging that pharmaceutical and biotechnology companies are not reporting their "best price" to the states under the Medicaid program. In addition, recent government litigation against pharmaceutical companies has focused on allegations of off-label promotion in connection with the filing of false claims for government reimbursement. In any AWP cases or other cases brought by the government where our collaborators or licensees are named as defendants with respect to any products licensed from us, the outcome of the case could have a material adverse effect on our financial results.

SALES OF ADDITIONAL SHARES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

              Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. In addition, the issuance of restricted common stock or common stock upon exercise of any outstanding option would be dilutive, and may cause the market price for a share of our common stock to decline. As of December 31, 2007, we had approximately 132.9 million shares of common stock issued and outstanding. We also had outstanding options to purchase approximately 15.4 million shares of common stock with a weighted-average exercise price of $28.70 per share. Outstanding options may be exercised if the market price of our common stock exceeds the applicable exercise price. We may issue additional common stock or restricted securities in the future as part of our financing activities and any such issuances may have a dilutive effect on existing shareholders. Although we and our officers and directors have agreed to lock-up restrictions for a 90-day period following the offering, these restrictions are subject to waiver by the underwriters.

Risks Related to the Notes, Our Common Stock and This Offering

THE NOTES WILL BE UNSECURED AND SUBORDINATED TO OUR EXISTING AND FUTURE SENIOR DEBT.

              The notes will be unsecured and subordinated in right of payment to our existing and future senior debt. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior debt and any secured debt has been paid in full in cash or other payment satisfactory to the holders of such indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior or secured debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated debt. The indenture will not limit the creation of additional senior debt, secured debt or any other indebtedness. Any significant additional senior or secured debt incurred may also materially adversely impact our ability to service our debt, including the notes. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the notes. As of December 31, 2007, after giving effect to the use of proceeds of this offering and the concurrent offering as described in "Use of Proceeds," we would have had no senior debt outstanding.

THE INDENTURE CONTAINS NO FINANCIAL COVENANTS AND, THEREFORE, THE NOTE HOLDERS WILL NOT HAVE PROTECTION AGAINST ADVERSE CHANGES IN OUR BUSINESS.

              The indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the indenture contains only limited protections in the event of a fundamental change. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a "fundamental change" permitting holders to require us to repurchase their notes under the indenture.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES, WHICH MAY REDUCE OUR ABILITY TO USE THE ASSETS OF OUR SUBSIDIARIES TO MAKE PAYMENTS ON THE NOTES.

              The notes are not guaranteed by our subsidiaries and therefore the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. As of December 31, 2007, our subsidiaries had no indebtedness outstanding (excluding intercompany debt and liabilities and accounts payable incurred in the ordinary course of business).

WE MAY NOT HAVE THE ABILITY TO REPURCHASE NOTES FOR CASH PURSUANT TO THEIR TERMS.

              In certain circumstances, you may require us to repurchase all or a portion of your notes in cash. If you were to require us to repurchase your notes, including following certain fundamental changes, we cannot assure you that we will be able to pay the amount required in cash. Our ability to repurchase the notes is subject to our liquidity position at the time, and may be limited by law, by the indenture, and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. In addition, if we did not have sufficient cash to meet our obligations, while we could seek to obtain third-party financing to pay for any amounts due in cash upon such events, we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. Our failure to repurchase the notes would constitute an event of default under the indenture under which we issued the notes, which might constitute an event of default under the terms of our other indebtedness at that time.

THE MAKE-WHOLE PREMIUM THAT MAY BE PAYABLE UPON CONVERSION IN CONNECTION WITH A FUNDAMENTAL CHANGE MAY NOT ADEQUATELY COMPENSATE YOU FOR THE LOST OPTION TIME VALUE OF YOUR NOTES AS A RESULT OF SUCH CHANGE IN CONTROL.

              If you convert notes in connection with a fundamental change, we may be required to pay a make-whole premium by increasing the conversion rate. The make-whole payment is described under "Description of the Notes—Make-Whole Premium Upon a Fundamental Change." While the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the make-whole amount is only an approximate of such lost value and may not adequately compensate you for such loss. In addition, in some other cases described below under "Description of the Notes—Make-Whole Premium Upon a Fundamental Change," there will be no such make-whole premium.

BECAUSE YOUR RIGHT TO REQUIRE US TO REPURCHASE THE NOTES IS LIMITED, THE MARKET PRICE OF THE NOTES MAY DECLINE IF WE ENTER INTO A TRANSACTION THAT IS NOT A FUNDAMENTAL CHANGE UNDER THE INDENTURE.

              The term "fundamental change" is limited and may not include every event that might cause the market price of the notes to decline. The term "fundamental change" does not apply to transactions in which all of the consideration paid for our common stock, excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights, in a merger or similar transaction is publicly traded common stock. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of the Notes—Repurchase at Option of Holders Upon a Fundamental Change."

SALES OF THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES COULD ADVERSELY AFFECT OUR STOCK PRICE.

              The common stock issuable upon conversion of the notes represents approximately 8% of our outstanding common stock. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock. If you convert your notes into shares of common stock, you will be subject to the same dilution as other holders of shares of common stock, including from subsequent conversions by other note holders.

THE CONVERSION RATE OF THE NOTES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS.

              The conversion rate of the notes is subject to adjustment for certain events, including, among others, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants to acquire shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subdivisions and combinations of our common stock, dividends of our capital stock, certain cash dividends and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as an issuance of shares of common stock for cash, that may adversely affect the trading price of the notes or our common stock. We cannot assure you that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

IF YOU HOLD NOTES, YOU ARE NOT ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU MAY BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

              If you hold notes, you are not entitled to any rights with respect to our common stock, including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, but you may be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes or in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

YOU MAY HAVE TO PAY TAXES WITH RESPECT TO DISTRIBUTIONS ON OUR COMMON STOCK THAT YOU DO NOT RECEIVE.

              The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and other actions by us that modify our capital structure. See "Description of the Notes—Conversion Rights." If the conversion rate is adjusted, under certain circumstances you may be deemed to have received a constructive dividend from us, resulting in ordinary income to you for U.S. federal income tax purposes, even though you would not receive any cash related to that adjustment and even though you might not exercise your conversion right. Any constructive dividend deemed paid would not be eligible for preferential rates of U.S. federal income tax applicable to certain dividends and corporate holders would not be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, we may offset any such withholding tax applicable to non-U.S. holders against cash payments of interest payable on the notes. See "Material U.S. Federal Income Tax Considerations."

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP, AND YOU MAY NOT BE ABLE TO SELL YOUR NOTES AT ATTRACTIVE PRICES OR AT ALL.

              The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of shares of our common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

              We have no plans to list the notes on a securities exchange. We have been advised by an underwriter that it presently intends to make a market in the notes. However, the underwriter is not obligated to do so. Any market- making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the underwriter ceases to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes.

              The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors.

OUR STOCK PRICE MAY BE VOLATILE, AND AN INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

              Market prices for securities of companies such as Vertex are highly volatile. From January 1, 2007 through February 12, 2008, our common stock traded between $17.14 and $41.42 per share. The market for our stock, like that of other companies in the biotechnology field, has from time to time experienced significant price and volume fluctuations that are unrelated to our operating performance.

              The future market price of our securities could be significantly and adversely affected by factors such as:

  •
  announcements of results of clinical trials or nonclinical studies relating to our drug candidates or those of our competitors;

  •
  announcements of financial results and other operating performance measures, or capital structuring or financing activities;

  •
  technological innovations or the introduction of new drugs by our competitors;

  •
  government regulatory action;

  •
  public concern as to the safety of drugs developed by others;

  •
  developments in patent or other intellectual property rights or announcements relating to these matters;

  •
  developments in domestic and international governmental policy or regulation, for example, relating to intellectual property rights; and

  •
  developments relating specifically to other companies and market conditions for pharmaceutical and biotechnology stocks or stocks in general.

WE EXPECT THAT THE TRADING PRICE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE TRADING PRICE OF OUR COMMON STOCK.

              Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of the notes. This may result in greater volatility in the trading price of the notes than would be expected for any non-convertible debt securities we may issue. Holders who receive our common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

AN ADVERSE RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICES TO FALL.

              If a rating agency rates the notes, it may assign a rating that is lower than investors' expectations. Rating agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could decline significantly.

WE ARE OFFERING SHARES OF OUR COMMON STOCK CONCURRENTLY WITH THIS NOTE OFFERING AND THE ISSUANCE OF COMMON STOCK COULD MATERIALLY AND ADVERSELY AFFECT THE PRICE OF THE NOTES.

              Concurrently with this offering, we are offering 6,000,000 shares of our common stock (or a total of 6,900,000 shares if the underwriters exercise their overallotment option in full) pursuant to a separate registration statement and prospectus. The concurrent issuance of common stock may further depress the price of our common stock, and in turn, the price of the notes may decline.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND/OR SECURITIES CONVERTIBLE INTO OR EXCHANGEABLE OR EXERCISABLE FOR OUR COMMON STOCK AND SUCH ISSUANCES MAY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR NOTES.

              We are not restricted from issuing additional shares of common stock and/or securities convertible into or exchangeable or exercisable for common stock during the term of the notes. When we issue additional such securities, the price of our common stock may be adversely affected, and in turn, the price of the notes may decline.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND THE CONCURRENT COMMON STOCK OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY.

              We have not designated the amount of net proceeds from this offering or the concurrent common stock offering we will use for any particular purpose other than the $20.0 million we intend to use to repay the development loan from a former collaborator. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our management may use the net proceeds for corporate purposes that may not yield profitable results or increase our market value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events and our future financial performance. These statements include but are not limited to statements:

  •
  our expectations regarding clinical trials, development timelines and regulatory authority filings for telaprevir and other drug candidates under development by us and our collaborators;

  •
  our expectations regarding the number of patients that will be evaluated, the trial design that will be utilized, the anticipated date by which enrollment will commence and/or be completed and the expected date by which SVR data and/or interim data will be available for our Phase 3 clinical trial of telaprevir, the planned clinical trial to evaluate 48-week telaprevir-based treatment regimens in approximately 400 patients, the PROVE 1, PROVE 2 and PROVE 3 clinical trials, the Phase 2b clinical trials of telaprevir being conducted by Tibotec, the Phase 2a and planned Phase 2b clinical trial of VX-770, the Phase 1a and planned Phase 1b clinical trial of VX-809, the Phase 1a clinical trial of VX-500, the planned clinical trial of VX-813, and the clinical trials being conducted by our collaborators of drug candidates for the treatment of cancer;

  •
  the data that will be generated by ongoing and planned clinical trials, and the ability to use that data for the design and initiation of further clinical trials and to support regulatory filings, including potentially an NDA for telaprevir;

  •
  our expectations regarding the potential of our ongoing and planned clinical trials of telaprevir to meet the anticipated registration requirements with respect to the number and design of the clinical trials and the number of patients that will be part of the safety database of patients that have received 12 weeks of telaprevir;

  •
  the design of our global clinical program for telaprevir and our ability to potentially register telaprevir across a range of HCV genotypes and patient populations;

  •
  our expectations regarding the future market demand and medical need for telaprevir and our other drug candidates;

  •
  our ability to retain greater development control of, and commercial rights to, drug candidates by funding a greater portion of our research programs;

  •
  our beliefs regarding the support provided by clinical trials and preclinical and nonclinical studies of our drug candidates for further investigation, clinical trials or potential use as an effective treatment;

  •
  our ability to capitalize on the advances in our telaprevir clinical program by building our drug development, supply chain management and commercialization organizations in order to prepare for the potential commercial launch of telaprevir and to support the development of our other drug candidates;

  •
  our business strategy, including: our plan to invest in our development of telaprevir in order to maintain the time-to-market advantage we believe we have in relation to drug candidates being developed by our competitors; our ability to establish a leadership position with respect to treatment of HCV infection; and our ability to expand the value of our portfolio of drug candidates;

  •
  the focus of our drug development efforts;

  •
  the expected uses of the proceeds of this offering and the concurrent common stock offering;

  •
  the establishment, development and maintenance of collaborative relationships;

  •
  our ability to use our research programs to identify and develop new drug candidates to address series diseases and significant unmet medical needs;

  •
  our ability to increase our headcount and scale up our drug development and commercialization capabilities;

  •
  our estimates regarding obligations associated with a lease of a facility in Kendall Square, Cambridge, Massachusetts;

  •
  the potential for the acquisition of new and complementary technologies, resources and drugs or drug candidates; and

  •
  our liquidity.

              In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined above under "Risk Factors," that may cause our or our industry's actual results to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Before deciding to purchase our securities you should carefully consider the risks described in the "Risk Factors" section, in addition to the information set forth in this prospectus and in the documents incorporated by reference herein. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

              We estimate that the net proceeds we will receive from this offering, will be approximately $241.6 million (or $278.0 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses. In addition, we estimate that the net proceeds from the concurrent common stock offering will be approximately $97.3 million (or $112.1 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses.

              We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent common stock offering, for general corporate purposes, which we expect to include investment in the development and commercialization of telaprevir, clinical trial expenditures and other development expenses for telaprevir and our other drug candidates, investment in our research programs and the manufacture and supply of drug substances, and repayment of the $20.0 million interest free development loan from Novartis Pharma AG due May 2008, and which may include capital expenditures, investments and potentially acquisitions. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering and the concurrent common stock offering. We have no current commitments or agreements with respect to any acquisitions and may not make any acquisitions. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

              Our common stock is listed on the Nasdaq Global Select Market under the symbol "VRTX." The last reported sale price for our common stock on February 12, 2008 was $17.14 per share. The table below sets forth closing information on the range of high and low closing prices for our common stock during the periods indicated.

	Price Range of Common Stock
	High	Low
Fiscal Year ended December 31, 2006
First quarter	$44.71	$26.50
Second quarter	40.00	29.00
Third quarter	37.10	29.75
Fourth quarter	45.38	32.50
Fiscal Year ended December 31, 2007
First quarter	$38.95	$26.98
Second quarter	32.51	25.61
Third quarter	41.42	27.55
Fourth quarter	39.48	22.80

DIVIDEND POLICY

              We have never declared or paid any cash dividends on our common stock, and we currently expect that future earnings, if any, will be retained for use in our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

              The following table sets forth our cash position and capitalization as of December 31, 2007:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the issuance and sale of $250.0 million aggregate principal amount of 4.75% Convertible Senior Subordinated Notes due 2013 in this offering, after deducting the underwriting discount and our estimated offering expenses; and

  •
  on a pro forma as adjusted basis to give further effect to the issuance and sale of 6,000,000 shares of our common stock in the concurrent common stock offering at a public offering price of $17.14 per share, after deducting the underwriting discount and our estimated offering expenses and the use of a portion of the net proceeds to repay a $20.0 million collaborator development loan.

              You should read this table with our consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

	December 31, 2007
	(Unaudited) (In thousands, except share amounts)
	Actual	As adjusted	Pro forma as adjusted
Cash, cash equivalents and marketable securities	$467,796	$709,421	$786,761

Collaborator development loan	$19,997	$19,997	—
Convertible Senior Subordinated Notes due 2013	—	250,000	250,000
Stockholders' equity(deficit):
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2007	—	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 132,875,540 shares actual and as adjusted, 138,875,540 shares pro forma as adjusted, issued and outstanding at December 31, 2007	1,312	1,312	1,372
Additional paid-in capital	1,856,856	1,856,856	1,954,133
Accumulated other comprehensive income	881	881	881
Accumulated deficit	(1,587,754)	(1,587,754)	(1,587,754)

Total stockholders' equity	271,295	271,295	368,632

Total capitalization	$291,292	$541,292	$618,632

              The table above excludes the following shares:

  •
  15,357,591 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2007 at a weighted average exercise price of $28.70 per share;

  •
  1,782,775 shares of common stock issuable upon the exercise of stock options granted to employees after December 31, 2007 and on or before February 8, 2008 at a weighted exercise price of $18.97 per share, including 537,000 shares of common stock issuable upon the exercise of stock options contingent upon shareholder approval; and

  •
  425,403 restricted shares of common stock issued to employees after December 31, 2007 and on or before February 8, 2008.

              We will evaluate the Convertible Senior Subordinated Notes due 2013 under SFAS No. 133 and other related literature to determine whether any provisions in the notes will be separately accounted for as an embedded derivative financial instrument. If we determine that there is an embedded derivative instrument: it would be reflected separately on the balance sheet as a liability at fair value; and the liability associated with the Convertible Senior Subordinated Notes due 2013 would be reduced by the initial fair value of the embedded derivative and acreted to face value as additional interest expense. The value of the embedded derivative, if any, would be adjusted quarterly for changes in fair values.

RATIO OF EARNINGS TO FIXED CHARGES

              We present below the ratio of our earnings to our fixed charges, which is computed by dividing earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by fixed charges. Fixed charges include interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.

	Year Ended December 31,
	2007		2006		2005		2004		2003
Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	—	(1)

(1)
Due to our loss from continuing operations before cumulative effect of a change in accounting principle for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, earnings were insufficient to cover fixed charges by $266.4 million, $166.2 million, $203.4 million, $207.9 million and $391.3 million, respectively.

DESCRIPTION OF THE NOTES

              This description highlights some information concerning the notes to be sold in this offering. We have included in this description what we believe is the most important information concerning the notes. However, this description may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand the notes fully, you should read carefully the entire prospectus, including "Risk Factors," the consolidated financial statements and related notes and the other information incorporated by reference in this prospectus.

              The notes will be issued under an indenture to be dated as of February 19, 2008 between us and U.S. Bank National Association, as trustee, which we refer to as the "indenture". Copies of the form of indenture and the notes will be made available to prospective investors upon request to us.

              We have summarized portions of the indenture and the notes below. This summary is not complete and is subject to, and qualified by references to, all of the provisions of the indenture and the notes. We urge you to read the indenture and the notes because they define your rights as a holder of the notes. Capitalized terms not defined in this description have the meanings given them in the indenture. In this section, "Vertex," "we," "our" and "us" each refers only to Vertex Pharmaceutical Incorporated and not to any existing or future subsidiary.

General

              The notes are our unsecured, senior subordinated obligations and are convertible into our common stock as described under "—Conversion Rights" below. The notes are limited to an aggregate principal amount of $250.0 million (or $287.5 million if the underwriter exercises its overallotment option in full) and will mature on February 15, 2013, unless earlier converted, repurchased or redeemed.

              The notes bear interest at the rate of 4.75% per year from the date of issuance of the notes, or from the most recent date to which interest had been paid or provided for. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2008 to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase by us at the option of the holder of a note, interest ceases to accrue on the note under the terms of, and subject to the conditions of, the indenture.

              Principal is payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York.

              The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt (as defined below) or other indebtedness, or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change of control, except to the extent described under "—Make-Whole Premium Upon a Fundamental Change" and "—Repurchase at Option of Holders Upon a Fundamental Change" below.

Ranking

              The notes will be unsecured obligations and will be:

  •
  subordinated in right of payment, as provided in the indenture, to the prior payment in full of any future senior debt,

  •
  equal in right of payment with any future senior subordinated debt, and

  •
  senior in right of payment to any future subordinated debt.

              The indenture does not restrict the incurrence by us or our existing or future subsidiaries of indebtedness or other obligations, including additional senior debt or additional senior subordinated debt.

              At December 31, 2007, we had senior debt outstanding of $20.0 million, which will be repaid from the proceeds of this offering. The term "senior debt" means all the:

  •
  principal of,

  •
  premium, if any, on,

  •
  interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on,

  •
  rent payable on,

  •
  termination payments with respect to or in connection with, and

  •
  fees, costs, expenses and other amounts accrued or due on or in connection with,

our Indebtedness (as defined below), whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the preceding, except for:

  •
  any Indebtedness that by its terms expressly provides that such Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is equal with or junior in right of payment to the notes, and

  •
  any Indebtedness between or among us or any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own.

              At December 31, 2007, we had no senior subordinated debt outstanding. The term "senior subordinated debt" means, with respect to us, the notes and any other Indebtedness of ours that specifically provides that such Indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligations of ours that is not senior Indebtedness.

              The term "Indebtedness" means, with respect to any person:

  •
  all indebtedness, obligations and other liabilities, contingent or otherwise, of that person:

    1.
    for borrowed money, including obligations in respect of overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or

    2.
    evidenced by bonds, notes or other instruments for the payment of money, or

    3.
    incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

  •
  all reimbursement obligations and other liabilities, contingent or otherwise, of that person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

  •
  all obligations and liabilities, contingent or otherwise, in respect of:

    1.
    leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and

    2.
    any lease or related documents, including a purchase agreement, in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

  •
  all obligations of such person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  •
  all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities, contingent or otherwise, of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in the first four bullet points above;

  •
  any indebtedness or other obligations described in the first four bullet points above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

  •
  any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in any of the six bullet points above.

              Any senior debt will continue to be senior debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms, unless such amendment, modification or waiver expressly provides that such debt shall not be senior in right of payment to the notes.

              The indenture will provide that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our senior debt shall first be paid in respect of all senior debt in full in cash or other payment satisfactory to the holders of senior debt before we make any payments of principal of, or premium, if any, and interest on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to the holders of senior debt of all obligations in respect of senior debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

              The indenture will further provide that if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, rent or other payment obligations in respect of, any senior debt, then no payment shall be made on account of principal of, premium, if any, or interest on the notes until all such payments due in respect of that senior debt have been paid in full in cash or other payment satisfactory to the holders of that senior debt.

              Because of these subordination provisions, if we become insolvent, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of senior debt. As a result of these payments, holders of the notes in certain circumstances may receive less, ratably, than our general creditors whose claims are not contractually subordinated to senior debt.

              The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiaries or any future subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiaries or any future subsidiaries to incur indebtedness or other liabilities. As of December 31, 2007, our existing subsidiaries had no indebtedness outstanding (excluding intercompany debt and liabilities and accounts payable in the ordinary course of business).

              We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee on terms reasonably satisfactory to it against any losses, liabilities or expenses it incurs in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

Conversion Rights

              Holders may convert their notes into shares of our common stock at any time prior to the close of business on the second business day immediately preceding the stated maturity date, unless the notes have been previously repurchased or redeemed. For each $1,000 principal amount of the notes surrendered for conversion, a holder may convert any outstanding notes into our common stock at an initial conversion rate of 43.2171 shares of our common stock per note, equal to an initial conversion price of approximately $23.14, subject to adjustments as described below. Upon conversion in connection with a fundamental change, described under clause (1) or (2) of the definition of a change in control described below under "—Repurchase at Option of Holders Upon a Fundamental Change," we will pay a make-whole premium to holders of notes upon the conversion of their notes.

              The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder's notes so long as the amount of notes converted is an integral multiple of $1,000 principal amount.

              Upon conversion of a note, a holder will not receive any cash payment of interest (unless in certain circumstances such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the applicable conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and our obligation to pay accrued and unpaid interest. As a result, any accrued but unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see "Material U.S. Federal Income Tax Considerations."

              If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

              If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice (which, if applicable, must comply with the applicable procedures of The

Depository Trust Company, or DTC), together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder's behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the third business day, following the conversion date. The trustee will initially act as the conversion agent.

              If a holder has already delivered a purchase notice as described under "—Repurchase at Option of Holders Upon a Fundamental Change" with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

              Holders may surrender their notes for conversion into shares of our common stock at the applicable conversion rate at any time prior to the close of business on the second business day immediately preceding the stated maturity date. The notes and the shares issuable upon conversion of the notes will be registered under the Securities Act on the date the notes are issued.

              Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made (1) if we have specified a purchase date following a fundamental change or specified a redemption date, in either case, that is after a regular record date and on or prior to the next interest payment date, (2) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note, or (3) if conversion occurs after the last regular record date prior to the maturity date.

Adjustment of Conversion Rate

              The initial conversion rate will be adjusted for certain events, including:

  •
  the issuance of our common stock as a dividend or distribution on our common stock; certain subdivisions and combinations of our common stock;

  •
  the issuance to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

  •
  the dividend or other distribution to all or substantially all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph below or dividends or distributions paid exclusively in cash);

  •
  dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock; and

  •
  payments to holders of our common stock above the then-prevailing market price pursuant to a tender or exchange offer made by us or any of our subsidiaries.

              In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in the third bullet point above, a subsidiary or other business unit of ours, the applicable conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the Nasdaq Global Select Market or such other national or regional exchange or market on which the securities are then listed or quoted.

              If any adjustment of the conversion rate would be less than 1% of the then effective rate, such adjustment shall be carried forward and adjustment with respect thereto made at the time of and together with any subsequent adjustment which, together with the original adjustment shall aggregate at least 1% of the then effective conversion rate; provided, however, that any carry forward amount shall be paid to the holder upon conversion regardless of the 1% threshold.

              Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 58.3430 shares per $1,000 principal amount of notes, other than on account of adjustments to the conversion rate in the manner set forth in the five bullets above.

              Under the provisions of our stockholder rights plan, holders will receive, and if we implement a new stockholder rights plan, this new rights plan must provide that upon conversion of the existing notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan unless the rights have separated from the common stock before the time of conversion, in which case the applicable conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

              Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

              In the case of:

  •
  any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination,

  •
  a consolidation, merger or combination involving us,

  •
  a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, or

  •
  any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such notes been converted into our common stock immediately prior to such business combination. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date of such transaction.

              In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, the notes will be convertible into the weighted average of the kind and amount of consideration received by the holders of our common stock that affirmatively make such an election. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date of the business combination.

              Holders of the notes may, in certain circumstances, be deemed to have received a taxable distribution if the conversion rate is adjusted with the effect of increasing the holder's proportionate interest in our assets and earnings (including on a taxable distribution to holders of our common stock or other transaction which results in an adjustment of the conversion rate), other than adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes. As a result of a deemed distribution, U.S. holders (as defined in "Material U.S. Federal Income Tax Considerations") of the notes would generally realize taxable income and the deemed distribution would generally result in withholding taxes for non-U.S. holders (as defined in "Material U.S. Federal Income Tax Considerations"). Any constructive dividend deemed paid would not be eligible for preferential rates of U.S. federal income tax applicable to certain dividends and corporate holders would not be entitled to claim the dividends received deduction with respect to any constructive dividends. Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, we may offset any such withholding tax applicable to non-U.S. holders against cash payments of interest payable on the notes. See "Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Dividends" and "—Consequences to Non-U.S. Holders—Dividends."

              We may from time to time, to the extent permitted by law, increase the applicable conversion rate of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such increase. We may make such increase in the applicable conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Redemption at Our Option

              The notes will not be redeemable at our option prior to February 15, 2010. Starting on that date, we may redeem all or any portion of the notes, at once or over time, on not more than 60 nor less than 30 days' notice by mail. The notes may be redeemed for cash at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a regular record date and on or prior to the corresponding interest payment date, we will instead make the interest payment to the record holder on the regular record date corresponding to such interest payment date. The following prices are for notes redeemed during the 12-month period commencing on February 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2010	102.85%
2011	101.90%
2012	100.95%

    Selection and Notice

              If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee on a pro rata basis, by lot or by any other method that the trustee considers fair and appropriate. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided, however, that if a portion of a holder's notes are selected for partial redemption and such holder thereafter converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

              Provisions of the indenture that apply to notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. In the event of any redemption of less than all the notes, we will not be required to:

    (i)
    issue or register the transfer or exchange of any note during a period of 15 days before any selection of such notes for redemption, or

    (ii)
    register the transfer or exchange of any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part, in which case we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

              On and after the redemption date, unless we default in the payment of the redemption price interest will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set aside for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant regular record date.

Make-Whole Premium Upon a Fundamental Change

              If a fundamental change described under clause (1) or (2) of the definition of a change of control described below under "—Repurchase at Option of Holders Upon a Fundamental Change," occurs, we will pay a make-whole premium upon the conversion of the notes in connection with any such transaction by increasing the applicable conversion rate on such notes. The make-whole premium will be in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of notes upon conversion. The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, referred to as the "effective date," and the price, referred to as the "stock price" paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price shall be the average closing sale price of our common stock for the 15 trading days immediately prior to but not including the effective date.

              The following table shows what the make-whole premium would be for each hypothetical stock price and effective date set forth below, expressed as additional shares of common stock per $1,000 principal amount of notes.

Stock Price on Effective Date	Effective Date
	February 19, 2008	February 15, 2009	February 15, 2010	February 15, 2011	February 15, 2012	February 15, 2013
$17.14	15.1259	15.1259	15.1259	15.1259	15.1259	15.1259
20.00	10.9491	9.0836	6.7829	6.7829	6.7829	6.7829
22.50	8.5116	6.4661	1.2273	1.2273	1.2273	1.2273
25.00	6.7916	4.7189	0.0000	0.0000	0.0000	0.0000
30.00	4.6376	2.7475	0.0000	0.0000	0.0000	0.0000
35.00	3.4279	1.8197	0.0000	0.0000	0.0000	0.0000
40.00	2.6988	1.3526	0.0000	0.0000	0.0000	0.0000
60.00	1.5021	0.7504	0.0000	0.0000	0.0000	0.0000
80.00	1.0826	0.5596	0.0000	0.0000	0.0000	0.0000

              The hypothetical stock prices and additional share amounts set forth above are based on a common stock price of $17.14 per share on February 12, 2008 and an initial conversion price of approximately $23.14 per share.

              The actual stock price and effective date may not be set forth on the table, in which case:

  •
  if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

  •
  if the stock price on the effective date exceeds $80.00 per share, subject to adjustment as described below, no make-whole premium will be paid.

  •
  if the stock price on the effective date is less than $17.14 per share, subject to adjustment as described below, no make-whole premium will be paid.

              The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under "—Conversion Rights."

              A conversion of the notes by a holder will be deemed for these purposes to be "in connection with" a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date 20 calendar days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related repurchase date. We will notify holders of notes of the anticipated effective date of any fundamental change as promptly as practicable following the date we publicly announce such fundamental change, but in no event less than 20 days prior to such date.

              Notwithstanding the foregoing, in no event will the applicable conversion rate exceed 58.3430 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate with respect to the events described under "—Conversion Rights—Adjustment of Conversion Rate."

              The additional shares will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.

              Our obligation to pay the make-whole premium may constitute a penalty under applicable contract law, and therefore its enforceability cannot be assured.

Repurchase at Option of Holders Upon a Fundamental Change

              If a fundamental change occurs, each holder of notes will have the right to require us to repurchase all or any portion of that holder's notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of the occurrence of a fundamental change at a repurchase price, payable in cash, equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

              As promptly as practicable following the date we publicly announce such transaction, but in no event less than 20 days prior to the anticipated effective date of a fundamental change, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We will also disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News announcing the occurrence of the fundamental change or publish that information in a newspaper of general circulation in New York City or on our website, or through such other public medium as we deem appropriate at that time.

              A "fundamental change" will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

              A "change of control" will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

    (1)
    the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (Exchange Act), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

    (2)
    our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

      •
      any transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

      •
      any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

      •
      any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

                      However, a change in control will not be deemed to have occurred if, in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange (or which will be so traded when issued or exchanged in connection with such change in control) and as a result of such transaction or transitions the notes become convertible solely into such common stock.

    (3)
    during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office; or

    (4)
    our stockholders pass a resolution approving a plan of liquidation or dissolution.

              A "termination of trading" will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets.

              The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

              Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

              We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

              The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

              Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of existing or future senior debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full.

              Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future senior debt. See "—Ranking" above.

No Stockholder Rights for Holders of Notes

              Before they convert their notes into common stock, holders of notes, as such, will not have any rights as our stockholders (including, without limitation, voting rights and rights to receive any dividends or other distributions on shares of our common stock), except in limited circumstances described above under "—Adjustment of Conversion Rate."

Calculations in Respect of the Notes

              Except as explicitly specified otherwise herein, we will be responsible for making all calculations required under the notes. These calculations include, but are not limited to, determinations of the conversion price and conversion rate applicable to the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of the notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without responsibility for independent verification thereof. The trustee will forward our calculations to any holder of notes upon written request.

Consolidation, Merger and Sale of Assets

              We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the U.S. or any of its political subdivisions, provided that:

  •
  the surviving entity assumes all our obligations under the indenture and the notes, as provided in the indenture;

  •
  at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing;

  •
  if as a result of such transaction the notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally agrees to deliver such common stock or other securities upon conversion under the notes and the indenture; and

  •
  an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Reporting Obligations

              We will file in a timely fashion all reports and other information and documents which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, and deliver such reports to the trustee within 15 days after we are required to file such reports with the SEC. In the event we are at any time no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall, if required to do so under rules and regulations prescribed by the SEC, provide the trustee with such reports containing such information as would have been required to be filed with the SEC had we continued to have been subject to such reporting requirements, as may be prescribed in such rules and regulations. We will comply with the other provisions of Section 314(a) of the Trust Indenture Act. Furthermore, within 90 days after the end of each fiscal year, we will deliver to the trustee an officer's certificate stating whether the signatory knows of any default or event of default under the indenture, and describe any default or event of default and the efforts to remedy the same.

Events of Default

              Each of the following will constitute an event of default under the indenture:

  •
  our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

  •
  our failure to pay an installment of interest on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

  •
  our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares, are required to be delivered following conversion of a note, and that failure continues for 10 days;

  •
  our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

  •
  our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5.0 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $5.0 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

  •
  our failure to give you notice of your rights to require us to repurchase your notes upon a fundamental change; and

  •
  certain events of our bankruptcy, insolvency or reorganization.

              If an event of default specified in the seventh bullet point above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default occurs and is continuing, other than an event of default specified in the seventh bullet point above, the trustee or the holders, with written notice to the trustee, of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, subject to the provisions of the indenture.

              Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture with respect to SEC filings that are described above under the caption "—Reporting Obligations," and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive special interest on the notes at an annual rate equal to 1.0% of the outstanding principal amount of the notes. This special interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the special interest began to accrue on any notes. The special interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 180th day thereafter (or such earlier date on which the event of default shall have been cured or waived). On such 180th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 180th day), such special interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 180th day, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders in the event of the occurrence of any other event of default. In the event we do not elect to pay special interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

              The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

  •
  in any payment on the notes;

  •
  in respect of the conversion rights of the notes; or

  •
  in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in "—Modification, Waiver and Meetings" below.

              Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

              The right of any holder:

  •
  to receive payment of principal, premium, if any, the change of control purchase price, the redemption price or interest, in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

  •
  to convert those notes; or

  •
  to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the notes and the right to convert;

will not be impaired or affected without that holder's consent.

              The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase or redemption obligation.

              We are required to furnish annually to the trustee a written statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

              The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

              The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

  •
  adding to our covenants for the benefit of the holders of notes; surrendering any right or power conferred upon us;

  •
  providing for conversion rights of holders of notes if any recapitalization, reclassification or change of our common stock or any consolidation, merger or sale, conveyance or lease of all or substantially all of our assets or a statutory share exchange occurs;

  •
  providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

  •
  providing for the addition of a guaranty of the notes by any other entity;

  •
  increasing the applicable conversion rate, provided that the increase will not adversely affect the interests of holders of notes in any material respect;

  •
  complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

  •
  curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; and provided further, that no modification or amendment made to conform the indenture or the notes to this "Description of the Notes," shall be deemed to adversely affect the interests of the holders of the notes; or

  •
  adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

              Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and non-compliance by us with any provision of the indenture or the notes may be waived, either:

  •
  with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

  •
  by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

              However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

  •
  change the maturity of the principal of or any installment of interest on any note; reduce the principal amount of, or any premium, if any, on any note;

  •
  reduce the interest rate or interest on any note;

  •
  change the currency of payment of principal of, premium, if any, or interest on any note;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

  •
  modify our obligations to maintain an office or agency in New York City;

  •
  except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes;

  •
  adversely affect the repurchase option of holders upon a fundamental change;

  •
  modify the subordination provisions of the notes in a manner adverse to the holders of notes;

  •
  reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

  •
  reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

              The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

Unclaimed Money

              If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest on the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in New York City, or mail to each holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

Book-Entry System

              We will issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC.

              Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

              DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York; a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

              DTC was created to hold securities of institutions that have accounts with DTC (called participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

              We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the underwriter. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants.

              The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security. Accordingly, the ability to transfer beneficial interests in the notes represented by the global security to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having a beneficial interest in notes represented by the global security to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

              Owners of beneficial interests in global securities who desire to convert their interests for common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

              Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

              We will make payments of principal of, premium, if any, and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

              We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

              Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

              DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will convert global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under "Transfer Restrictions." Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Satisfaction and Discharge

              We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes will become due and payable at their scheduled maturity within one year or all outstanding notes are scheduled for redemption within one year and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or such date of redemption.

Form, Denomination and Registration

              The notes are being issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Notices

              Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

Governing Law

              The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

              U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Computershare Investor Services is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

              The following discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

              This summary is limited to holders who purchase notes upon their initial issuance at their initial issue price and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or any federal estate or gift tax rules. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  regulated investment companies or real estate investment trusts;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  foreign persons or entities, except to the extent specifically set forth below;

  •
  persons who hold the notes or common stock through S-corporations, partnerships or other passthrough entities;

  •
  certain former citizens or former long-term residents of the United States;

  •
  U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

  •
  persons who hold the notes or common stock as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

  •
  persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

              You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

              The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or the common stock. Certain consequences to non-U.S. holders of the notes or common stock are described under "—Consequences to Non-U.S. Holders" below. "U.S. holder" means a beneficial owner of our notes or our common stock that is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

              If a partnership holds our notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership (or member of a limited liability company) holding the notes, you should consult your own tax advisor.

    Payment of Interest

              You will be required to include interest paid on the notes as ordinary income at the time it is paid or accrued, depending upon your regular method of accounting for U.S. federal income tax purposes.

    Sale, Exchange, Repurchase or Redemption of the Notes

              Upon the sale, exchange, repurchase or redemption of a note, you generally will recognize capital gain or loss equal to the difference between the amount you receive (including the amount of cash and the fair market value of any property) and your adjusted tax basis in the notes. A portion of the proceeds may be attributable to accrued interest and should not be taken into account when computing capital gain or loss. Instead, that portion should be recognized as ordinary interest income to the extent such accrued interest has not been previously included in income. Any gain you recognize generally will be treated as long-term capital gain or loss if you held the notes for more than one year. The deductibility of capital losses is subject to limitations.

              Special rules apply in determining the tax basis of a note. Your basis in a note will generally equal your original purchase price for the notes.

    Conversion of the Notes

              You generally will not recognize gain or loss upon conversion of the notes into our common stock, except with respect to any cash received in lieu of fractional shares. The receipt of cash for fractional shares generally will result in the recognition of gain or loss equal to the difference between the cash received and your adjusted tax basis in the fractional share.

              Your tax basis in common stock received upon conversion of a note will generally equal your adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share. Your holding period for the common stock received will generally include the holding period for the note converted.

    Constructive Dividends

              Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted with the effect of increasing your proportionate interest in our assets and earnings (including on payment of the make-whole premium). However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions (in an amount equal to the value of the additional shares issuable upon conversion) includible in your income in the manner described under "—Dividends" below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you. Any constructive dividend deemed paid would not be eligible for the lower capital gains rate applicable to certain dividends for tax years beginning prior to January 1, 2011 and corporate holders would not be entitled to claim the dividends received deduction with respect to any constructive dividends.

    Dividends

              Distributions, if any, made on our common stock held by you in connection with the conversion of the notes generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

    Sale, Exchange, Redemption of Common Stock

              Upon the sale, exchange or redemption of our common stock held by you in connection with the conversion of the notes, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Your adjusted tax basis and holding period in common stock received in connection with the conversion of notes are determined as discussed above under "—Conversion of the Notes." Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

    Backup Withholding and Information Reporting

              Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding (which is currently imposed at a 28% rate through December 31, 2010) on payments of interest on the notes, dividends on common stock (including constructive dividends) and proceeds from the sale or other disposition of the notes or common stock. Backup withholding should only be imposed where the noncorporate U.S. holder is not otherwise exempt and:

  •
  fails to furnish its taxpayer identification number, or TIN;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

              You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

              The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our notes that is not a U.S. holder.

              Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in their particular circumstances.

    Payments of Interest

              Generally, all payments of interest made to you on the notes will be subject to a 30% U.S. federal withholding tax. However, the interest may be exempt from withholding tax if it qualifies as "portfolio interest." You may be entitled to the exemption if:

  •
  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  you are not a "controlled foreign corporation" with respect to which we are, directly or indirectly, a "related person"; and

  •
  you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an IRS Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

              Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

              If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest, or payments treated as interest, on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

              If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest in the same manner as if you were a U.S. person as defined under the Code, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in your earnings and profits.

    Conversion of the Notes

              A non-U.S. holder will generally not recognize any gain or loss on the conversion of the notes into common stock. To the extent you receive cash upon conversion of a note in lieu of fractional shares, you generally will be subject to the rules described under "—Sale, Exchange, Repurchase of Other Disposition of Notes or Common Stock" below.

    Sale, Exchange, Repurchase or Other Disposition of Notes or Common Stock

              Any gain that a non-U.S. holder realizes upon the sale, exchange, repurchase or other disposition of our notes (except to the extent a portion is attributable to accrued interest) or our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, repurchase or other disposition and certain conditions are met.

              If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

    Constructive Dividends

              Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend. See "Consequences to U.S. Holders—Constructive Dividends" above. Any constructive dividend deemed paid to a non-U.S. holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the non-U.S. holder of the notes. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

    Dividends

              In general, dividends, if any, received by a non-U.S. holder with respect to our common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States. and, where a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. As discussed above, certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

              A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Backup Withholding and Information Reporting

              In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a U.S. person. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or of a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

              You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

CONCURRENT COMMON STOCK OFFERING

              Concurrently with this offering, we are offering 6,000,000 shares of our common stock (or a total of 6,900,000 shares if the underwriters exercise their overallotment option in full) pursuant to a separate registration statement and prospectus. This note offering is not contingent upon the common stock offering and the common stock offering is not contingent upon this note offering. We expect to raise approximately $352.8 million in aggregate gross proceeds from the two offerings (up to $405.8 million if the underwriters' exercise their overallotment option for each offering in full). We cannot assure you that we will complete the concurrent common stock offering.

UNDERWRITING

              We intend to offer the notes through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$137,500,000
Goldman, Sachs & Co.	43,750,000
Morgan Stanley & Co. Incorporated	43,750,000
J.P. Morgan Securities Inc.	25,000,000

Total	$250,000,000

              The underwriters have agreed to purchase all of the notes sold under the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at the price less a concession not in excess of 1.8% of the principal amount of the notes. After the offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	100%	$250,000,000	$287,500,000
Underwriting discount	3%	$7,500,000	$8,625,000
Proceeds, before expenses, to Vertex	97%	$242,500,000	$278,875,000

              The expenses of the offering, not including the underwriting discount (and assuming no exercise of the overallotment option), are estimated at $875,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to an additional $37,500,000 principal amount of the notes at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase an additional principal amount proportionate to that underwriter's initial amount reflected in the above table.

No Sale of Similar Securities

              We, our directors and our executive officers have agreed, with certain exceptions, not to sell or transfer any common stock for 90 days after the date of the underwriting agreement (the "lock-up period") without first obtaining the written consent of the representative. Specifically, we and these directors and officers have agreed, subject to such exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock or any securities convertible into or exchangeable or exercisable for our common stock (the "lock-up securities");

  •
  sell any option or contract to purchase any lock-up securities;

  •
  purchase any option or contract to sell any lock-up securities;

  •
  grant any option, right or warrant for the sale of any lock-up securities;

  •
  otherwise dispose of or transfer any lock-up securities;

  •
  file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any lock-up securities; or

  •
  enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any lock-up securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

New Issue of Notes

              The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The representative has advised us that it presently intends to make a market in the notes after completion of this offering. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. Our shares of common stock are traded on the Nasdaq Global Select Market under the symbol "VRTX."

Price Stabilization and Short Positions

              In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are listed on the cover page of this prospectus, the representative may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of such purchases.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              A prospectus in electronic format may be made available on the website maintained by the representative. Other than the electronic prospectus, the information on the website of the representative is not part of this prospectus. The representative may agree to allocate a number of notes to itself for sale to its online brokerage account holders.

Other Relationships

              The underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time to us in the ordinary course of business, for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.

LEGAL MATTERS

              Certain legal matters relating to the issuance of the notes offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

              The consolidated financial statements of Vertex Pharmaceuticals Incorporated appearing in Vertex Pharmaceuticals Incorporated's Annual Report (Form 10-K) for the year ended December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (hereinafter referred to as the "Exchange Act"). You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov."

              We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (hereinafter referred to as the "Securities Act"), with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

  •
  inspect a copy of the registration statement, including the exhibits and schedules, without charge at the public reference room;

  •
  obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

  •
  obtain a copy from the SEC web site.

INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and any information incorporated by reference is considered part of this prospectus. Any reports filed by us with the SEC after the date of this prospectus and before the date that offering of securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

    (a)
    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (filing date February 11, 2008: Commission File No. 000-19319);

    (b)
    The portions of our definitive proxy statement on Schedule 14A that are deemed "filed" with the SEC under the Exchange Act (filing date April 12, 2007: Commission File No. 000-19319); and

    (c)
    The description of our common stock and the outstanding series A junior participating preferred stock purchase rights contained in our Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description (filing date May 30, 1991: Commission File No. 000-19319).

              In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of offering under this prospectus are deemed to be incorporated by reference into, and to be a part of, this prospectus.

              Our SEC filings are available to the public at the SEC's website at http://www.sec.gov. You may also request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting us at:

Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139
Attn: Investor Relations
(617) 444-6100

$250,000,000

VERTEX PHARMACEUTICALS INCORPORATED

4.75% Convertible Senior Subordinated Notes due 2013

PROSPECTUS

Merrill Lynch & Co.
Goldman, Sachs & Co.
Morgan Stanley
JPMorgan

February 12, 2008

QuickLinks

TABLE OF CONTENTS
SUMMARY
RISK FACTORS
Risks Related to the Notes, Our Common Stock and This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
CONCURRENT COMMON STOCK OFFERING
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE